Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Management Report for the fiscal year 2008
2.	Financial statements as of December 31, 2008 and 2007

ITEM 1

MANAGEMENT REPORT 2008

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby presents the Management Report and Financial Statements for the fiscal year 2008. This information has been prepared according to the Brazilian Corporate Law and is accompanied by an independent auditor’s report with an unqualified opinion (clean opinion).

COMPANY PROFILE

With a track record of over 70 years, Ultrapar is one of most solid business groups in Brazil, with leading positions in the markets in which it is present. The company operates in the fuel distribution business through Ultragaz and Ipiranga, in chemicals through Oxiteno, and in integrated logistics solutions through Ultracargo. Ultrapar has activities in the entire Brazilian territory, as well as in other countries through Oxiteno, which has industrial units in Mexico and Venezuela, and commercial offices in Argentina, the United States and Belgium.

Since 1999, Ultrapar's shares have been traded on the São Paulo Stock Exchange (BM&FBovespa), under the ticker UGPA4, and its ADRs (American Depositary Receipts) have been traded on the New York Stock Exchange (NYSE), under the ticker UGP.

Ultrapar's growth and value generation strategy is based on technology differentiation, expansion of operational scale and excellence in its businesses management, elements which combined with a sound financial position maintained over the years have enabled the company to obtain a credit rating of Baa3, equivalent to the investment grade, attributed by Moody’s rating agency.

ECONOMIC AND OPERATIONAL ENVIRONMENT

The economic and operational environment in 2008 was marked by two distinct moments. In the first three quarters of 2008, Brazilian Gross Domestic Product (GDP) recorded a strong growth of 6.4% compared to the same period of 2007, with emphasis on the performances of the real estate sector and automotive industry. As a result of the strong economic activity during the first three quarters, the automotive industry reached in 2008 the highest number of vehicles sold in one year and foreign direct investment in Brazil peaked the record level of US$ 45 billion, significantly increasing capital inflow, contributing to the appreciation of the Brazilian Real until September and to the assignment of the investment-grade rating to Brazil in April. However, from mid-September on the real estate crisis in the United States and a sharp tightening in credit markets spread rapidly around the world, also reflecting in Brazil. Despite the governments’ initiatives to minimize the crisis effects and restore consumer confidence, the strong slowdown in global economic growth resulted in reduced investment and consumption, leading to a drop in commodities prices, particularly oil, which ended the year at US$ 42/barrel after having reached the record level of US$ 150/barrel. The worsening in the crisis also led to a sharp reduction in the flow of capital to Brazil in the fourth quarter, and a reversal trend in the appreciation of the Brazilian Real in place since 2003. The exchange rate at the end of 2008 was R$/US$ 2.34, 32% higher than that at the end of 2007.

ULTRAPAR IN 2008

Highlights of the year

In 2008 Ultrapar concluded a cycle of major investments, which will enable the growth and profitability of its businesses over the coming years. Continuing its strategy of expanding its scale and improving the competitiveness of its businesses, the company carried out two important acquisitions in the fuel distribution and logistics segments and concluded major expansion projects at Oxiteno. Always focusing on value generation, through these investments the company strengthened its leading position in the markets in which it operates but holding on to its characteristically disciplined financial management.

In the fuel distribution segment, Ultrapar continued its growth strategy initiated in 2007 with the acquisition of Ipiranga’s distribution business in the South and Southeast regions of Brazil, and entered into an agreement in August 2008 to acquire Texaco's fuel distribution business in Brazil. With this transaction Ipiranga achieves nationwide coverage by expanding its operations to the Mid-West, Northeast, and North regions of Brazil, regions with growth rates above the national average. The enlarged distribution network will have more than 5 thousand service stations with approximately 23% market share in fuels distribution, resulting in a better positioning to capture the market growth and stronger competitiveness through the improvement of the operational scale. The acquisition of Texaco should allow, for example, better use of the distribution terminals, improved efficiency and competitiveness in sales processes, dilution of advertising, marketing and new product development expenses, and gains from economies of scale in administrative functions. Through these elements, Ultrapar aims to generate profitability in the combined business at least at the current levels of Ipiranga. Simultaneously with the growth through acquisitions, we have also continued to implement the business plan in other areas at Ipiranga, aiming at enlarging the business and raising the return on investment, with the implementation of a process of alignment of interests and increasing investment capacity, as shown in the table below.

Initiatives implemented in Ipiranga since its acquisition in April/07

►	Simplification of shareholding and management structure		✓
	•	Alignment of interests, decision making process simpler and faster	✓
	•	Adequacy of support structures	✓
	•	Centralization of the finance functions of Ipiranga in Ultrapar	✓
	•	Elimination of common structures between CBPI and DPPI	✓

►	Increased investment capacity		✓
	•	Number of unbranded service stations converted / new stations at Ipiranga grew 29% on 2007 and 144% on 2006	✓
	•	Acquisitions as part of strategy	✓

►	Implementation of EVA® as management tool		✓
	•	Variable compensation linked to EVA® growth targets	✓
	•	Alignment of interests between executives and shareholders	✓
	•	Value creation for all shareholders	✓

Ultracargo concluded the acquisition of União Terminais in November, a milestone in its transformation process, with the objective to consolidate itself as the largest and most complete provider of integrated logistic solutions for special bulk cargo in Brazil. The combination of its operations with União Terminais doubled the size of Ultracargo, which became the largest liquid bulk storage company in South America, reinforcing its operating scale. With this acquisition, Ultracargo has increased its presence at the port of Santos, the largest Brazilian port, and is now strategically positioned in the ports of Rio de Janeiro and Paranaguá, where the company did not have operations.

In Oxiteno, relevant investments were completed in 2008, significantly increasing the company's specialty chemical production capacity. The construction of the oleochemical unit, the first plant in Latin America to produce fatty alcohols, the expansion of the company’s ethylene oxide unit at Mauá and its ethoxylate and ethanolamine units at Camaçari were all concluded in the second half of 2008. With these investments, Oxiteno is continuing its strategy of growth through economies of scale in the specialty chemicals segment, products with a higher added value and maintaining Oxiteno’s competitive advantages in Brazil, placing the company in a position to grow in its markets and to displace imported products.

Leader in the liquefied petroleum gas (LPG) distribution segment in Brazil, Ultragaz has kept its focus on the growth strategy in market niches and constant improvement of its operational efficiency. The company's efforts have been directed towards expansion to new markets where growth rates are higher than that of the national average, in the states of Pará and Maranhão, and optimization of costs and expenses.

With the acquisitions and investments in organic expansion, we ended 2008 with net sales of R$ 28.3 billion, 42% higher than in 2007. Ultrapar's EBITDA in 2008 amounted to R$ 1.1 billion, up 38% on 2007. Net earnings totaled R$ 390 million, 115% higher than that reported in 2007, mainly as a result of significant EBITDA growth in 2008. These results represent an average annual growth rate of 20% in EBITDA and 24% in net earnings since 1998, the year prior to Ultrapar's IPO.

Ultrapar - Highlights of 2008

Acquisitions
✓	Agreement for the acquisition of Texaco’s fuel distribution business in Brazil for R$ 1.2 billion, continuing the expansion in this segment started with the acquisition of Ipiranga in 2007.
✓
Acquisition of União Terminais for R$ 519 million, including the assumption of R$ 32 million in net debt. The acquisition has doubled the size of Ultracargo, making it South America's leading company in the liquid bulk storage, strengthening its operational and financial scale, and increasing Ultracargo’s presence in Brazilian ports.

Organic expansion
✓	Completion of the capacity expansion projects at Oxiteno enables sales volume growth and the capture of gains from increased scale, as well as enriches the company's product mix.
✓	Start-up of the new oleochemical unit marks a pioneering step in the production of fatty alcohols from palm kernel oil in South America.
✓	Ultragaz is expanding its activities in Pará and Maranhão, taking advantage of the benefits of LPG consumption growth in the North and Northeast regions of Brazil.
✓	Number at unbranded service stations converted / new stations at Ipiranga grew 29% on 2007 and 144% on 2006.

Results
✓	Ultrapar’s net revenues have increased five times over two years, as a result of a strategy of acquisitions and investments in organic expansion.
✓	Ultrapar's EBITDA has increased 38% compared to 2007, reaching R$ 1,079 million, exceeding the R$ 1 billion mark for the first time.
✓	Ultrapar's net earnings amounted to R$ 390 million, up 115% compared to the previous year.

Capital Markets
✓	Ultrapar's free-float has increased from 39% to 64% of its total capital.
✓	Average daily trading volume has risen from R$ 12 million in 2007 to R$ 26 million in 2008, an increase of 125%.
✓	New level of share liquidity has enabled Ultrapar to become part of the Ibovespa and the MSCI indexes.

Financial soundness
✓	Moody’s assigned its Baa3 credit rating to Ultrapar, equivalent to investment grade.
✓	Standard & Poor’s has reaffirmed its credit rating of BB+ for Ultrapar, just one notch below investment grade, and has changed its outlook from stable to positive.

Investments

Ultrapar maintains a long-term strategic vision, focusing on value creation for its shareholders. All investments carried out are subjected to a rigorous analysis, which considers economic, financial, strategic, market and socio-environmental aspects, using EVA® (Economic Value Added) methodology as its main tool.

Following its growth plan, during 2008 Ultrapar invested R$ 1,516 million, R$ 978 million of which spent in organic investment, aiming at consolidating its differentiated position in the markets in which it operates and reinforcing its growth through increased scale, technological differentiation and the optimization of costs and expenses. Regarding organic investments, a total of R$ 167 million was invested in Ultragaz, with a focus on the expansion of its LPG bulk distribution system (UltraSystem), the geographical expansion and the purchase and renewal of LPG bottles and tanks. Investments in Ipiranga’s operation totaled R$ 229 million and were mainly spent on expanding the company's distribution network, the renewal of contracts and improvements in service stations and distribution terminals. At Oxiteno, total investment amounted to R$ 516 million, mostly concentrated on expanding production capacity, particularly in the conclusion of the oleochemical plant, in the expansion of specialty chemicals production capacity and in the expansion of ethylene oxide production capacity at Mauá unit, all of which came on stream in the fourth quarter of 2008. At Ultracargo investments totaled R$ 56 million, basically on the expansion and maintenance of its terminals.

The capacity expansion projects at Oxiteno that came on stream in the fourth quarter of 2008 include (i) the operational start-up of the oleochemical unit, with a production capacity of approximately 100,000 tons; (ii) the expansion of the ethylene oxide unit at Mauá, adding 38,000 tons to the production capacity of this product, and (iii) the expansion of the ethoxylate and ethanolamine units at Camaçari, adding 120,000 tons to the production capacity of these products. These expansions aim at meeting the demand in the cosmetics, detergents, agrochemicals, paints and varnishes segments, mainly through imports replacement.

In addition to investments in the organic growth of its operations, Ultrapar also considers acquisitions to be an important way of increasing value generation for its shareholders. Aligned with this principle, we invested R$ 537 million, mainly in the acquisition of União Terminais completed in 4Q08, in addition to the share buyback program, net of the sale of the stake formerly held in Petroquímica União S.A.. In August, Ultrapar entered into an agreement to acquire Texaco-branded fuels distribution business for R$ 1.2 billion, whose conclusion is estimated to be soon, after the fulfillment of certain customary conditions precedent and the segregation of the lubricant and oil exploration activities, which will continue to belong to Chevron.

The investment plan for 2009, excluding acquisitions, amounts to R$ 528 million, R$ 69 million to be invested at Ultragaz, R$ 239 million at Ipiranga, R$ 175 million at Oxiteno and R$ 36 million at Ultracargo. At Ultragaz investments will be mainly allocated in the renewal of LPG bottles and tanks and the strengthening of its operations in the North and Northeast regions of Brazil. At Ipiranga investments will be mainly allocated to expansion and renewal of its fuel distribution network, operational improvements and the Texaco brand-name switching in part of the acquired network. Investments at Oxiteno consider basically the expansion of ethylene oxide production capacity at Camaçari and the modernization of its facilities. At Ultracargo investments will be directed to operational improvements and expansion of its terminals in Santos and Aratu.

Capital Markets

Ultrapar reported a significant improvement of 125% in its shares’ trading liquidity in 2008. In December 2007 the shares exchange of the listed companies of the Ipiranga Group was concluded, resulting in (i) greater alignment of interests of all company’s shareholders, (ii) an increase in the liquidity of the company’s shares, due to expansion of the shareholder base, as a result of the concentration of the shareholders of the listed companies of the Ipiranga Group into one company, Ultrapar, with shares traded on the stock exchanges in São Paulo (BM&FBovespa) and New York (NYSE), and (iii) extension of Ultrapar’s recognized corporate governance standards to all of the shareholders of Refinaria de Petróleo Riograndense S.A. (RPR, former Refinaria de Petróleo Ipiranga S.A.), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI), notably regarding the 100% tag along rights for preferred shareholders.

The shares exchange of Ipiranga increased Ultrapar's free float by 172%, representing therefore 64% of the company's total capital. The daily volume in 2008 of R$ 26 million, considering the combined trading on BM&FBovespa and the NYSE, represented an increase of 125% compared to the daily average of R$ 12 million of the previous year. With this new level of liquidity obtained in the stock market, the average daily trading volume in the company's shares in 2008 increased by approximately 150% compared to the same period in 2007, with the combined trading on BM&FBovespa and the NYSE,  daily average of 477,000 shares. Ultrapar became part of BOVESPA Index (Ibovespa) as well as the MSCI index (Morgan Stanley Capital International), which is widely used as reference in international capital markets.

From 3Q08 on, the worsening of the real estate crisis in the United States culminated in the bankruptcy of some financial institutions, tighter liquidity in credit markets and a slowdown in the global economy, led to a sharp fall on stock exchanges around the world resulting in the depreciation of the Ibovespa index by 41% in 2008. Over the same period, Ultrapar's shares dropped by 19% on BM&FBovespa, reflecting the resilience of Ultrapar's businesses to slower economic growth and the company's positioning in terms of potential earnings growth based on the investments already made. Ultrapar ended 2008 with a market capitalization of R$ 7 billion.

With its commitment to transparency and widespread distribution of its relevant information, Ultrapar regularly holds meetings with its investing public. In 2008 Ultrapar held more than 400 meetings with capital market institutions both in Brazil and abroad, 30% more than the number held in 2007, including participation in conferences and roadshows for investors and analysts.

Dividends of R$ 238 million were declared for the fiscal year 2008, equivalent to R$ 1.78/share, representing 61% of consolidated net earnings in the year. Ultrapar constantly evaluates its immediate capital needs for investment in assets and acquisitions and, having ensured the maintenance of its sound financial position, distributes the resources to its shareholders in the form of dividends.

In 2008 Moody’s Investors Service assigned its Baa3 credit rating to Ultrapar, equivalent to investment grade. According to Moody’s, the Baa3 rating reflects Ultrapar’s track record of cost-focused management and the company’s leading market position in sectors in which it operates, supported by continuous investments in its strong fuels distribution brands and in research and development for specialty chemicals. Additionally, the credit rating agency S&P has changed its outlook for Ultrapar’s rating from “stable” to “positive”. The investment grade rating highlights Ultrapar’s businesses cash generation capacity and sound financial management and corporate governance, reinforcing its strategy focused on value creation.

Corporate Governance

The pioneering approach in adopting differentiated corporate governance practices is an important part of Ultrapar's strategy, based on the quest to align the interests of shareholders and executives, aiming at the sustainability and longevity of the company, a process that started in the 80’s. Since 1999 Ultrapar's shares have been traded on BM&FBovespa and its Level III ADRs (American Depositary Receipts) on the NYSE. Ultrapar was the first Brazilian company to grant 100% tag along rights to all its shareholders, guaranteeing equal treatment for all shareholders in the event of the sale of the controlling stake of the company, just one year after its IPO, and before tag along rights were obligatorily introduced by the new Brazilian Corporate Law implemented in 2001, limited to shareholders with voting rights, and restricted to 80% of the offer value. The company is also adjusted to the requirements of the Sarbanes-Oxley Act (SOX), which regulates mechanisms that guarantee the transparency of companies listed in the United States, having obtained SOX certifications since 2007 under section 404, which attests to the efficiency of its internal controls with regard to the company’s financial information.

Financial discipline and sober management in relation to risks and costs are characteristics on which all decisions taken by Ultrapar are based. Decisions on new investment are analyzed on a detailed basis using management tools adopted by the company, being EVA® the main tool. As part of its financial management, Ultrapar maintains a Risk Management and Financial Investment Committee, composed of the Chief Financial Officer and the Executive Officers of each business. This committee guides the activity of the company's treasury, which operates centrally and aims at providing support for the operations of each business unit. This committee has been in place for more than 10 years, and meets regularly to discuss exposure limits, risks inherent in financial activities and new financial products, among others. In 2008, aiming at formalizing the directives adopted by the company for many years the Board of Directors ratified the company's Risk and Financial Investment Policy.

With regard to the management of its businesses, in 2008 Ultrapar promoted additional moves to renew its Executive Board, with the nomination of Leocádio de Almeida Antunes Filho as an Officer of Ultrapar.

Constant evolution in corporate governance standards has led Ultrapar to be granted several prizes and recognitions, both in Brazil and abroad, attesting to its continuing quest to align interests and its commitment to the rights of all shareholders, as well as transparency in the disclosure of information. Among the market recognitions it is worth mentioning that Ultrapar received the title of Second Most Shareholder-friendly Company by Institutional Investor Magazine. The market recognitions were also extended to Ultrapar's Executive Board: in 2008, Pedro Wongtschowski, Ultrapar’s Chief Executive Officer was elected for the second consecutive year by Institutional Investor Magazine number two in the ranking of Best CEO in the Oil & Chemicals category and André Covre, Ultrapar's Chief Financial and Investor Relations Officer, was elected the Best CFO in the same category. Pedro Wongtschowski also received the Valuable Executive Award in the Chemical and Petrochemical Sector, granted by the newspaper Valor Econômico, and sector leader in the Chemical and Petrochemical Sector, granted by the International Leaders Forum. In 2008 André Covre was also elected the Chairman of Latin American Corporate Governance Roundtable’s Companies Circle, a study group sponsored by the Organization for Economic Co-operation and Development – OECD, with cooperation from the IFC (International Finance Corporation) and BM&FBovespa, aiming at developing corporate governance in Latin America.

Operational Excellence – Technology, Quality, Safety and Environment

Operational excellence constitutes the essential core of the way in which Ultrapar's businesses are managed, which considers as indispensable for the company's sustainability and focus on quality and innovation. Each company has a specific combination of operational excellence programs, adapted to its products and services and to the market in which it operates.

Ultragaz establishes operational excellence directives for all its units through Fator Azul, a program which sets standards for quality, operational safety, health and environmental care at all its production facilities. In 2008, the company continued its program for the optimization of resources consumption, increasing the reuse of water in its bottle painting cabins at its filling plants. In the safety area, Fator Azul contributes actively in the dissemination of safety standards in the handling and use of LPG, through specific training programs, process innovation and prevention and awareness campaigns, significantly reducing the level of accidents in its plants. Maintaining its innovative profile, in 2008 Ultragaz took another pioneering step in the LPG market, with the launching of multi-brand mobile credit card payment terminals, which enable the consumer to pay for the purchase of bottles using any brand of credit card at the time of delivery to the customer's house. The project also aims to develop new functions for the terminals, such as receiving and printing orders made through Disk Gás, validation of electronic gas vouchers and bank check consultations.

Ipiranga was the first fuel distributor in Latin America to obtain ISO 14001 certification back in 1998, and currently adopts an environmental policy through SIGA (Ipiranga Environmental Management System), which focuses on the efficiency in the use of natural resources, the use of residues and the adoption of preventative measures to minimize risks in its business. In line with this philosophy, in 2008 Ipiranga completed one year of an innovative commercial initiative related to the environment, the Ipiranga Zero Carbon Card, which combines environmental benefits with client loyalty. By the end of 2008, more than 80,000 cards had been issued, confirming the success of the initiative, with 7,000 tons of carbon emissions neutralized. Also in relation to carbon emissions, other initiatives were taken by Ipiranga in 2008, such as (i) creating an eco-efficient fuel service station in Porto Alegre, built using the most advanced techniques available for environmental conservation, including the reuse of water and the use of renewable energy sources, (ii) introducing the emission auditing at its facilities, with a focus on the implementation of emission reduction targets and (iii) joining the B5 Program of the bus fleet in the state of Rio de Janeiro, with the aim of supplying its bus fleet with a mixture of 5% biodiesel (B5), 5 years ahead of the legal mandatory requirement. Following its strategy of innovation in the retail segment, in 2008 Ipiranga continued its process of providing a differentiated customer service, with the launch of Ipirangashop.com, a service which exploits potential business from the large flow of consumers at its fuel service stations and combines two sales channels: the sale of car-related products in its fuel service stations, and the offering of some 18,000 items in a website.

Mixing a pioneering approach with innovation and sustainability, in 2008 Oxiteno started-up its oleochemical unit, the first in Latin America to produce fatty alcohols based on renewable raw materials, which will produce a new family of biodegradable products, reflecting Oxiteno's strategy of seeking sustainable ways of manufacturing its products. The new unit will process 100,000 tons of vegetable oil a year (principally palm kernel oil), for the production of fatty alcohols and byproducts, with applications mainly in the cosmetics and detergents segments. The production of oleochemical derivatives also constitutes a new technological platform to be exploited and developed in Oxiteno's research and development laboratories. This environmental strategy also extends to other production units of Oxiteno, which have electricity cogeneration units, making use of the steam generated in the industrial processes. Instead of being released into the atmosphere, carbon-based gas resulting from the ethylene oxide production process at Camaçari is sold and injected into oil wells. Oxiteno's adoption of Six Sigma methodology has also resulted in the development of programs for the reduction of water consumption and generation of residues. In addition to sustainability, safety is also a core value at Oxiteno, focusing on the identification and management of risks inherent in its activities, with the adoption of the best international labor practices. In terms of innovation, approximately 2% of Oxiteno's annual revenue is spent on research and development of products and processes, which allows it not only to offer new products but also to customize solutions for clients.

Ultracargo, due to the nature of its logistics activities for products which require special handling, has adopted various programs to ensure the safety of its operations. The company was a pioneer in obtaining the certification by ABIQUIM through the use of SASSMAQ (System for the Evaluation of Health, Safety, Quality and the Environment) in 2001. Ultracargo's terminal in Paulínia (SP) obtained ISO 14001 certification in 2004 and underwent re-certification process in 2006 in accordance with the ISO 14001:2004 standard. In 2007, the Aratu terminal was also certificated with the ISO 14001:2004 standard. The environment is also a concern at the Santos Terminal, which has been built in order to meet the highest safety and environmental standards.

Personnel Management and Social Responsibility

The success achieved over more than 70 years of growth and market leadership by Ultrapar has been conducted by talented and competent professionals, willing to deal with the challenges that have arisen over the course of the company's history. The ability of Ultrapar's workforce is the result of the efforts of its staff and a culture based on valuing its employees, encouraging professional growth and seeking to achieve alignment in terms of company’s values and strategies. The company's relationship with its stakeholders is governed by a Code of Ethics, which drives the professional conduct of the employees of the companies that constitute Ultrapar. In 2008, the Code of Ethics was also adopted by all the employees of Ipiranga, which had not yet formally adopted this tool of alignment of values.

At the end of 2008, Ultrapar had 9,496 employees working at Ipiranga, Oxiteno, Ultracargo and Ultragaz throughout Brazil and also in Oxiteno's offices and industrial units in Argentina, Belgium, the USA, Mexico and Venezuela. In this occasion Ultrapar had 399 employees working outside Brazil.

To develop and retain their talents, Ultrapar's business units develop training programs and adopt initiatives which enable their employees to specialize and broaden their horizons. Since 2004 Academia Ultragaz has worked as a corporate university in partnership with well-known institutions, dedicating itself to the discussion of the best business practices and their constant updating. It offers training programs to the areas of business management, strategic planning, consumer services, controlling and marketing, as well as specific training related to priority projects at Ultragaz, such as Ultralevel and Ultraflex, which aim at improving profitability in the residential and business segments, respectively. Ipiranga maintains a policy that combines its growth strategy with continuous training of its employees, preparing them to improve the execution of their activities, and thus achieving excellence. Ipiranga launches annually its Programa Geral de Treinamento – PGT (General Training Program) which provides student scholarship for graduation, post-graduation and language courses, and seeks to develop fundamental skills to assist in professional growth, such as leadership, negotiation skills and communication. Aiming at strengthening the relationship with our independent dealers’ network, Ipiranga uses incentive programs as a way of achieving differentiation and brand loyalty through a program focused on our pump attendants, Clube VIP. The program aims at ensuring quality in the service provided to customers, through training carried out by Ipiranga's own sales team, encouraging the sale of higher added value products and services, including Gasolina Original Aditivada (gasoline with additives), credit cards and products from Ipirangashop.com. In 2007 Oxiteno created a Program for Strategic Management and Technological Innovation, with the objective of developing and consolidating a culture of innovation and internationalization. Another program developed by Oxiteno is the Individual Development Plan, which aims to provide a context for employees at this current moment and future of their career, a program aligned with the DNA Project, an internal skill management program. Ultracargo seeks to develop its entire team with training carried out by recognized institutions, including training ranging from technical to behavioral, such as its leadership formation program, which has the objective of preparing professional staff to occupy strategic positions within the company.

Ultrapar and its business units develop social responsibility initiatives through programs based on the promotion and dissemination of education, culture and professionalization as a means of sustainable social inclusion. Among the several educational projects that the company sponsors, one of the most important is Ultra Formare, a free school for professional training, based at the company's headquarters building in São Paulo, aimed at the professional training of young students of the public education network. The program reproduces a work environment for its students to put theories learned into practice. More than 80 employees of Ultrapar voluntarily participate as teachers and mentors of the project, which in 2008 saw the graduation of its seventh intake. During the course, the students have access to several benefits and at the conclusion of the course, the youngsters receive a certificate that is recognized by the Ministry of Education.

In addition to initiatives by Ultrapar itself, each of its business units has its own range of social projects. Ultragaz sponsors the Ultragaz Cultural Program, with a series of initiatives aimed at the promotion of culture. Among the various projects sponsored in 2008, of particular note was “Ultragaz Cultural – Taking the Cinema to You”, which consists of a traveling cinema, installed on a truck, which traveled across nine Brazilian states in 2008. The initiative received the Top Social prize 2008, granted by the ADVB - Association of Sales and Marketing Managers, and the Social Responsibility Marketing Best prize, awarded by Editora Referência and the Madia Marketing School. Among its various social initiatives, Ipiranga is the founder and one of the ongoing supporters of the NGO Parceiros Voluntários do Rio Grande do Sul, which focuses on practicing organized volunteer work with the objective of improving the quality of life in society. In 2008, Ipiranga sponsored the 20th Book Fair in São Paulo and an initiative promoted by the Brazilian Book Chamber and the state government of São Paulo called “Everyone's Book”. This initiative consisted of the creation of a written book with free participation via internet, having the collaboration of 173 people and more than 14,000 visits on the website during the 30 days that it remained open. Oxiteno has developed one of its main social initiatives through APOLO (Association of Petrochemical Complex Industries of Greater ABC), offering free services to the population surrounding the petrochemical companies, including medical and dental consultations, environmental education and visits to its installations.

Relationship with Independent Auditors

Ultrapar´s policies and those of its subsidiaries on contracting services, from its independent auditors aims at ensuring that there is no conflict of interest, loss of independence or objectivity, being based on principles that which preserve the auditor´s independence. To avoid any subjectivity in the definition of the principle of independence in service provided by external auditors, procedures have been established for the approval of hiring such services, being those services precisely defined as (i) previously authorized services, (ii) services that are subject to prior approval by the Fiscal Council/Audit Committee and (iii) services that are prohibited.

For the year ending December 31, 2008 Ultrapar and its subsidiaries did not contract any work from their independent auditors that was not directly linked to the auditing of financial statements.

KPMG Auditores Independentes began to provide external auditing services for Ultrapar in 2007.

ANALYSIS OF FINANCIAL PERFORMANCE IN 2008

Considerations with Regard to the Financial Statements

Adoption of Law 11.638/07 and Provisional Measure 449/08
Ultrapar's financial statements for the year ending December 31, 2008 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted for the first time in the fiscal year 2008 the alterations introduced by Law 11,638/07 and Provisional Measure 449/08, as well as the CVM rules, instructions and guidelines, which regulate them. The financial statements referring to the fiscal year ending December 31, 2007 are shown as previously released, without the changes introduced by the new legislation, except for the simple reclassification of certain accounts in the balance sheet in order to reflect the current financial statements format. In order to maintain comparability with financial statements in periods prior to the adoption of the accounting changes, we have highlighted in the performance analysis below the effects of the adoption of the new law on the respective lines, and present at the end of this section the statement of the effects of the new legislation on Ultrapar's main accounts of the 2008 financial statements, compared to values that would have been obtained if these modifications had not existed.

Effects of the acquisitions of Ipiranga and União Terminais
In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos S.A., a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar consolidate all the businesses acquired from 2Q07. Except where otherwise mentioned, Ultrapar's financial statements for periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“ Ipiranga Pro-forma figures”). With the exchange of the shares issued by RPR, DPPI and CBPI by those issued by Ultrapar in 4Q07, the correspondent portion of the minority interest in those companies was reduced and since October 2007 Ultrapar has been consolidating 100% of the earnings of those companies in its figures. From 01/01/2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business, and the financial statements of Oxiteno and Ipiranga, prior to this date, reflect the current consolidation retrospectively. The references to the term “Ipiranga” consequently refer to the fuels and lubricants distribution businesses acquired in the South and Southeast of Brazil and related activities.

In June 2008, Ultrapar signed the sale and purchase agreement for the acquisition of 100% shares of União Terminais e Armazéns Gerais Ltda., a company involved in the storage and handling of bulk liquids, previously held by Unipar – União das Indústrias Petroquímicas S.A. with operations in the ports located in Santos (in the state of São Paulo), Rio de Janeiro and Paranaguá (in the state of Paraná). In October 2008, Ultrapar announced to the market that it had closed the purchase of the portion correspondent to the port terminals in Santos and Rio de Janeiro and in November 2008, the closing of the acquisition of the portion correspondent to the port terminal in Paranaguá. The total amount disbursed was R$ 487 million. Furthermore, Ultrapar assumed a net debt of R$ 32 million. The results of the businesses acquired were consolidated in Ultrapar's financial statements after their respective closing dates. Ultrapar's financial statements in periods prior to 4Q08 do not include the results of the businesses acquired.

Comparative performance 2008-2007
(R$ million)

	2008					2007
	Ultrapar[1]	Ultragaz	Ipiranga	Oxiteno	Ultracargo[1]	Ultrapar[2]	Ultragaz	Ipiranga Pro-Forma	Oxiteno	Ultracargo
Net sales	28,268	3,339	22,676	1,926	283	19,921	3,113	19,394	1,765	229
Cost of products and services	(26,152)	(2,898)	(21,492)	(1,527)	(187)	(18,224)	(2,644)	(18,349)	(1,422)	(145)
Gross profit	2,116	441	1,184	399	96	1,697	469	1,045	343	84
Sales, General and Administrative	(1,424)	(348)	(682)	(246)	(92)	(1,223)	(338)	(723)	(238)	(70)
Other operational results	22	(5)	14	1	3	12	1	12	3	1
EBIT	713	88	516	154	7	486	132	334	108	15
EBITDA	1,079	211	603	210	51	779	252	417	157	43
Depreciation and Amortization	376	123	97	56	43	301	119	90	49	28
Statutory interest	9	-	9	-	-	7	-	7	-	-
The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented without eliminating the transactions carried out between the companies.
[1] Considers União Terminais’ results since 4Q08
[2] Considers Ipiranga’s results since 2Q07

Sales Volume

In 2008, the Brazilian LPG market increased by 2% compared to 2007. Sales volume at Ultragaz grew in line with the market, amounting to a total of 1,601,000 tons of LPG sold, highlighting the 3% growth seen in the bottled segment, basically as a result of commercial initiatives developed by the company. At Ipiranga, sales volume increased 8% compared to Pro-forma volume in 2007, in line with the growth in the market in the regions where the company has operations (South and Southeast of Brazil). Fuel sales volume for passenger vehicles (gasoline, ethanol and NGV) grew by 11% as a consequence of the 14% increase in the sale of light vehicles and of measures to improve legislation and inspection implemented in the sector. Diesel sales volume was up by 7%, basically as a result of the good performance in the economy. At Oxiteno, total sales amounted to 567,000 tons in 2008, 14% lower than in 2007, as a result of (i) scheduled maintenance and expansion stoppages by the company during 2008 and (ii) higher glycols sales in 2007, taking advantage of the restriction in the international supply of this product at that time. The sales mix also saw a substantial improvement, with sales of specialty chemicals rising from 77% of total sales in 2007 to 89% in 2008. Sales volume in Oxiteno's operations abroad increased by 64% in 2008, as a result of the 33% increase in the sales volume of Oxiteno Mexico and the acquisition of Oxiteno Andina in 3Q07. At Ultracargo, effective storage showed an increase of 20%, as a result of expansion at the Aratu terminal, a higher occupancy rate at the Santos terminal and consolidation of União Terminais from 4Q08.

Net Sales and services
Ultrapar net sales and services amounted to R$ 28,268 million in 2008, up 42% on 2007, basically as a consequence of the consolidation of net sales from Ipiranga from 2Q07, and the growth seen in all the company's business units. Net sales at Ultragaz amounted to R$ 3,339 million, 7% higher than in 2007, as a result of the 2% increase in sales volume and the rise in the cost of LPG used in the bulk segment in 2008, partially offset by a more competitive market during the 1H08. Net sales at Ipiranga totaled R$ 22,676 million in 2008, up 17% compared to Pro-forma sales in 2007, as a consequence of an 8% increase in sales volume, and a rise in diesel costs in 2008. Oxiteno reported net sales of R$ 1,926 million, up 9% on 2007, as a consequence of a 34% recovery in average prices in dollar terms, result of the improved sales mix and commercial initiatives introduced by the company over the last 12 months. This improvement in average price was partially offset by a 6% appreciation in the Brazilian Real, and a 14% drop in sales volume. Ultracargo's net sales amounted to R$ 283 million, 24% higher than in 2007, basically as a consequence of increased storage volumes and new integrated transport and in-house logistics operations.

Cost of Products and Services
Ultrapar's cost of products and services amounted to R$ 26,152 million in 2008, an increase of 44% on the previous year, basically as a consequence of the consolidation of Ipiranga's cost of products sold from 2Q07, the rise in the cost of diesel and the higher cost of LPG for the bulk segment. Ultragaz's cost of products sold amounted to a total of R$ 2,898 million, a 10% increase compared to 2007, basically as a consequence of higher sales volume and the successive increases in the ex-refinery price for use in the bulk segment in 2008. Ipiranga's cost of products sold totaled R$ 21,492 million, up 17% compared to Pro-forma figures for 2007, as a consequence of an 8% increase in sales volume, the increase in the diesel cost, derived from the increase in the ex-refinery price in May 2008 and the obligatory increase in the percentage of bio-diesel added to diesel. The cost of products sold at Oxiteno totaled R$ 1,527 million, an increase of 7% compared to 2007, basically due to higher raw material unit costs in dollar, as a consequence of higher average oil prices, and the cost of R$ 18 million as a result of the scheduled maintenance stoppages at the production units during 2008. Ultracargo's cost of services provided amounted to R$ 187 million, an increase of 29% on 2007, as a result of a rise in storage volume, new integrated in-house transport and logistics operations, and the increase in diesel prices.

Sales, General and Administrative Expenses
Ultrapar's sales, general and administrative expenses totaled R$ 1,424 million in 2008, up 16% compared to 2007, basically as a result of (i) the impact of inflation on expenses, (ii) the consolidation of sales, general and administrative expenses from Ipiranga from 2Q07, (iii) the increase in the cost of diesel, which had an impact on freight expenses and (iv) an 8% increase in sales volume at Ipiranga. Ultragaz's sales, general and administrative expenses totaled R$ 348 million, 3% higher than in 2007, despite the 2% increase in sales volume and the effects of inflation on personnel costs, as a consequence of expense reduction initiatives implemented during 2008 and higher advertising and marketing expenses related to the company's 70th anniversary institutional campaign in 2007. Sales, general and administrative expenses at Ipiranga totaled R$ 682 million, down 6% compared to Pro-forma figures for 2007, a result of organizational optimization implemented since the acquisition and the end of CPMF tax, partially offset by (i) an 8% increase in sales volume, (ii) an increase in diesel costs, with an impact on freight expenses, (iii) higher expenses with advertising and marketing, including those related to the campaign of the Texaco acquisition and the launch of Ipirangashop.com and incentive programs such as Clube VIP and Clube do Milhão and (iv) higher personnel expenses as a result of annual collective wage agreements and the increase in variable compensation in line with the improvement in earnings. Oxiteno's sales, general and administrative expenses amounted to R$ 246 million in 2008, up 3% on the previous year, as a result of higher freight expenses due to the increase in diesel prices and the rise in personnel expenses, as a result of annual collective wage agreement and higher variable compensation, in line with the improvement in the company's results. Sales, general and administrative expenses at Ultracargo totaled R$ 92 million in 2008, 31% higher than in 2007, as a result of the impact of inflation on expenses, the goodwill amortization related to the acquisition of União Terminais, of R$ 8 million, and the addition of sales, general and administrative expenses from União Terminais from 4Q08.

Effects of the changes in legislation: Ultrapar's sales, general and administrative expenses in 2008 were R$ 7 million lower than the result that would have been obtained without the changes in legislation, due to a reduction of R$ 16 million in administrative expenses and an increase of R$ 9 million in depreciation as a result of the consolidation of the company SERMA and of the CVM Resolution 534/08, which refers to leasing. As a consequence of this rule, certain Ipiranga’s contracts started to be treated as financial leasing, resulting in (i) the inclusion of its remaining balance in the company debt, (ii) the booking of the leased goods as fixed assets, and (iii) the appropriation of financial charges from the leasing to the company’s results.

EBITDA - Earnings before Interest, Taxes, Depreciation and Amortization
Ultrapar's consolidated EBITDA amounted to R$ 1,079 million in 2008, up 39% compared to 2007, basically as a consequence of EBITDA growth at Ipiranga and Oxiteno, as well as the consolidation of the results of Ipiranga and União Terminais, respectively, from 2Q07 and 4Q08. Ultragaz's EBITDA totaled R$ 211 million, 16% down on the previous year, basically due to a more competitive market in the bottled gas segment in the first half of 2008. Ipiranga reported EBITDA of R$ 603 million in 2008, up 45% compared to Pro-forma EBITDA for 2007, as a result of the 8% increase in sales volume, with a consequent increase in operational leverage, and a 6% reduction in sales, general and administrative expenses. Oxiteno reported EBITDA of R$ 210 million, up 33% compared to 2007, as a result of a recovery in average prices in dollars, as a consequence of an improved sales mix and commercial initiatives developed by the company over the last 12 months, as well as the depreciation in the Brazilian Real in the last quarter of the year. EBITDA at Ultracargo amounted to R$ 51 million, up 18% compared to 2007, basically as a consequence of the expansion to the Aratu terminal, an increase in the volumes of products handled at the Santos terminal, and the addition of the volume from União Terminais’ operations from 4Q08.

Effects of the changes in legislation: Ultrapar's EBITDA in 2008 was R$ 16 million higher than the result that would have been obtained without the changes in legislation, as a consequence of the increase of the financial leasing and the beginning of the consolidation of the company SERMA in the results of the company, both mentioned in the sales, general and administrative expenses.

The EBITDA is a commonly used measure, similar to the operational result. Including EBITDA information aims to represent our capacity to generate cash from our operations. Among other uses, the EBITDA is used as a measurement of Ultrapar's commitments related to financings, according to the note number 16 in the company's financial statements. The EBITDA should not be considered separately, or as an alternative to net income, as a measure of operational performance, or as an alternative to the operational net cash flow, as a liquidity measure.

Financial result
Ultrapar reported net financial expenses of R$ 169 million in 2008, R$ 49 million higher than that of 2007. The increase in net financial expenses in 2008 mainly reflects the increase of Ultrapar's average net debt, higher interest rates and the 32% Brazilian Real depreciation during 2008, compared to an appreciation of 17% during 2007.

Effects of the changes in legislation: Ultrapar's net financial expenses in 2008 were R$ 3 million higher than the result that would have been obtained without the changes in legislation, as a consequence of increases of R$

8 million related to monetary translation of foreign investments (CVM Resolution 534/08) and R$ 3 million related to leasing, partially offset by reductions of R$ 8 million referring to the marking to market of financial instruments (CVM Resolution 566/08) and R$ 1 million referring to the booking of the transaction costs associated with the issuance of securities (CVM Resolution 556/08).

Net earnings
Consolidated net earnings amounted to R$ 390 million 2008, 115% higher than that reported in 2007, as a consequence of the 38% rise in EBITDA at Ultrapar and the transitory effects of minority interest related to the acquisition of Ipiranga in 2007.

Effect of the changes in legislation: Ultrapar's net earnings in 2008 were R$ 2 million higher than the figure that would have been obtained without the changes in legislation, as a consequence of the effects mentioned in the paragraphs of the financial result  and the sales, general and administrative expenses.

Indebtedness
Ultrapar ended the financial year 2008 with a gross debt position of R$ 3,672 million, resulting in a net debt of R$ 1,538 million, 7% higher than the company’s net debt position at the end of 2007.

Effects of the changes in legislation: Ultrapar's net debt at the end of 2008 was R$ 14 million higher than it would have been without the changes in legislation, basically due to (i) the effect of leasing on debt mentioned in the sales, general and administrative expenses paragraph, (ii) transaction costs associated with the issuance of securities and (iii) the marking to market of certain financial instruments, both mentioned in the paragraph of the company's financial results.

Summary of the changes resulting from the implementation of Law 11,638/07 and Provisional Measure 449/08.
The table below shows the main effects of the application of Law 11,638/07 and Provisional Measure 449/08 on 2008 financial statements. Additional information about the changes resulting from the new legislation is available in notes 2 and 3 of the attached financial statements.

Effects of the implementation of Law 11,638/07 and Provisional Measure 449/08 on the business units EBITDA
(R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim	Ultrapar
EBITDA before the implementation of Law 11,638/07 and Provisional Measure 449/08		592.8	210.7	210.0	50.6	(0.3)	1,063.9
Contracts for financial leasing operations recognized as fixed assets and debt	CVM 554/ CPC 06	10.4	-	-	-	0.1	10.5
Consolidation of the results of the company SERMA* on the financial statements	CVM 565/ CPC 13	-	-	-	-	5.1	5.1
Total effects		10.4	-	-	-	5.1	15.5
EBITDA according to audited financial statements on December 31st, 2008 (after the implementation of Law 11,638/07 and Provisional Measure 449/08)		603.2	210.7	210.0	50.6	4.9	1,079.4

Main effects of the implementation of Law 11,638/07 and the Provisional Measure 449/08 on the consolidated financial statements
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholders’ equity
EBITDA before the implementation of Law 11,638/07 and Provisional Measure 449/08		1,063.9	(166.3)	388.0	1,524.3	3,726.3	4,646.1
Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554/ CPC 06	10.5	(2.9)	2.4	25.4	29.0	2.4
Consolidation of the company SERMA* and equity in subsidiary and affiliated companies of Metalplus** in the financial statements	CVM 565/ CPC 13	5.1	(0.2)	-	(0.2)	14.9	(0.3)
Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account Accumulated adjustments of conversion in the Shareholder’s equity	CVM 534/ CPC 02	-	(8.3)	(8.3)	-	-	-
Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566/ CPC 14	-	7.7	7.3	(1.6)	-	1.1
Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556/ CPC 08	-	1.2	0.9	(9.6)	-	0.9
Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564/ CPC 12		-	-	-	5.5	-
Total effects		15.5	(2.6)	2.3	14.0	49.5	4.0
Figures according to audited financial statements on December 31st, 2008 (after the implementation of Law 11,638/07 and Provisional Measure 449/08)		1,079.4	(168.8)	390.3	1,538.3	3,775.7	4,650.1

* SERMA - Association of Users of data processing equipment and related services (responsible for IT services for Ultrapar)
** Metalúrgica Plus S / A. - Former producer of gas cylinders, not currently operating.

OUTLOOK

With the acquisitions of Texaco and União Terminais and the conclusion of a significant portion of Oxiteno’s production capacity expansion, the year 2008 crowed a major cycle of investments started in 2006, aiming at enabling the growth in Ultrapar's businesses and in its levels of profitability in the years to come. During 2009 we will be focusing on capturing the benefits of these acquisitions and investments, through increased operational and financial scale and a widened range of products and services offered. Add to this the natural resilience of our businesses, the sound finance position and the focus on results which have always been our characteristics, leaving us in a privileged position to move forward on the path of sustainable growth and value generation.

In the fuel distribution business, the consolidation of Texaco and the implementation of our management model in the business acquired should result in a significant increase over time in the level of earnings at the new Ipiranga. In addition to this, the larger national vehicle fleet at the end of 2008, combined with improvements to legislation and inspection measures in the sector, all indicate a growth in the combined sales volume of gasoline, ethanol and NGV in 2009. At Oxiteno the production expansion, which has come on stream in the last few months, will enable us to increase our specialty chemical production volume, basically through displacing imported products, resulting in an improvement in sales mix. In addition, the weaker Brazilian Real together with the lower international oil prices should also contribute positively to Oxiteno’s earnings increase. At Ultracargo, we will continue to execute the União Terminais’ acquisition business plan, already started in the 4Q08. At Ultragaz, we will be continuing with projects to improve operational efficiency through Ultralevel and Ultraflex programs, and the expansion in niche markets that have a higher rate of growth than the national average.

Finally, we would like to thank all those who have contributed to another year of important achievements at Ultrapar.

The Management

ITEM 2

Ultrapar Participações S.A. and
Subsidiaries

Financial statements
as of December 31, 2008 and 2007
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries

Financial statements

as of December 31, 2008 and 2007

Table of contents

Independent auditors’ report	3 - 4

Balance sheets	5 - 6

Income statements	7

Statements of changes in shareholders’ equity	8 - 9

Statements of cash flows - Indirect method	10 - 11

Statements of value added	12

Notes to the financial statements	13 - 74

Independent auditors’ report

To
The Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1. We have examined the accompanying balance sheet of Ultrapar Participações S.A. and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2008 and the related statement of income, changes in shareholders’ equity, statement of cash flows and statement of added value for the year then ended, which are the responsibility of its management.  Our responsibility is to express an opinion on these financial statements.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company’s management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2008, and the result of its operations, changes in its shareholders’ equity, statement of cash flows and statement of added value for the year then ended, in conformity with accounting practices adopted in Brazil

4. We have examined the accompanying financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2007, including the balance sheet, statement of income, changes in shareholders’ equity, statement of changes in financial position and the supplementary information of cash flows and added value issuing an unqualified opinion, dated  February 11, 2008. As mentioned in Explanatory Note 2, the accounting practices adopted in Brazil changed as from January 1st, 2008. The accompanying December 31, 2007 financial statements were prepared in accordance with accounting practices adopted in Brazil until December 31, 2007 and, as permitted by the Technical Pronouncement  CPC 13 – Law 11.638/07 first adoption and Provisional Measure 449/08, are not being restated for comparative purposes.

March 11, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo	Alexandre Heinermann
Accountant CRC 1SP160482/O-6	Accountant CRC 1SP228175/O-0

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2008 and 2007

(In thousands of Reais)

	Parent			Consolidated
Assets	Note	2008	2007	2008	2007
Current assets
Cash and banks		533	629	164,351	203,057
Financial investments	5	778,458	97,197	1,962,076	1,419,859
Trade account receivables	6	-	-	1,429,311	1,344,432
Inventories	7	-	-	1,033,756	631,135
Recoverable taxes	8	28,780	34,019	311,869	202,620
Deferred income tax and social contribution	10.a)	128	4,202	111,842	108,964
Dividends receivable		98,279	170,571	-	-
Other receivables		869	1,752,673	103,605	1,772,440
Prepaid expenses	2.b) and 11	-	-	19,000	11,508
Total current assets	2.b) and 11	907,047	2,059,291	5,135,810	5,694,015
Non-current assets
Long-term assets
Financial investments	5	-	-	7,193	120,832
Trade account receivables	6	-	-	210,057	176,885
Related companies	9.a)	77,034	41,413	5,640	12,865
Deferred income tax and social contribution	10.a)	115	11,287	408,708	119,575
Recoverable taxes	2.d) and 8	-	-	42,959	65,015
Escrow deposits		193	193	56,053	31,779
Other receivables		-	20	491	8,317
Prepaid expenses	2.b) and 11	-	-	24,581	30,518
		77,342	52,913	755,682	565,786

Investments
Subsidiaries	2.a) and 12.a)	4,765,499	4,256,743	-	-
Affiliates	12.b)	-	-	12,981	12,948
Others	2.c)	59	60	21,000	38,510
Fixed assets	2.c), 2.d), 13 and 16.g)	-	-	3,131,496	2,333,543
Intangible assets	2.a), 2.c) and 14	246,163	449,942	594,595	543,989
Deferred charges	2.a), 2.c) and 15	-	-	15,604	27,615
		5,011,721	4,706,745	3,775,676	2,956,605
Total non-current assets		5,089,063	4,759,658	4,531,358	3,522,391
Total assets		5,996,110	6,818,949	9,667,168	92,16,406

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2008 and 2007

(In thousands of Reais)
		Parent		Consolidated
	Note
Liabilities		2008	2007	2008	2007

Current liabilities
Loans and financing	2.b) and 16	1,203,823	-	1,645,534	588,903
Debentures	2.b) and 16	-	1,218,679	-	1,228,067
Finance lease	16.g)	-	-	12,581	-
Suppliers		426	2,103	614,201	582,683
Salaries and related charges		90	88	164,620	123,207
Taxes payable		113	12,310	88,972	93,885
Dividends payable	17.g)	119,941	278,127	127,021	285,090
Income tax and social contribution payable		-	-	17,418	26,680
Deferred income tax and social Contribution	10.a)	-	-	14,706	123
Post-employment benefits	23.b)	-	-	8,768	8,768
Provision for contingencies	22.a)	-	-	32,521	14,875
Other payables		1,372	2,946	21,378	55,050
Total current liabilities		1,325,765	1,514,253	2,747,720	3,007,331

Non-current liabilities
Long-term liabilities
Financing	2.b) and 16	-	-	2,000,941	1,002,815
Debentures	16	-	-	-	350,000
Finance lease	16.g)	-	-	12,866	-
Related companies	9.a)	1,825	689,955	4,422	4,723
Deferred income tax and social Contribution	10.a)	-	-	18,233	1,835
Provision for contingencies	22.a)	4,918	4,759	103,530	111,979
Post-employment benefits	23.b)	-	-	77,722	85,164
Other payables		-	-	13,471	16,983
Total non-current liabilities		6,743	694,714	2,231,185	1,573,499

Minority interest		-	-	38,187	34,791

Shareholders’ equity

Share capital	17.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	17.c)	2,906	3,664	855	858
Revaluation reserve	17.d)	10,280	11,641	10,280	11,641
Profit reserves	17.e) and 17.f)	1,078,914	925,423	1,078,914	925,423
Treasury shares	17.b)	(127,332)	(27,519)	(138,807)	(33,910)
Valuation adjustment	2, 3.c) and 17.i)	(6,248)	-	(6,248)	-
Cumulative translation adjustments	2, 3.n) and 17.j)	8,309	-	8,309	-
	2 and 17.h)	4,663,602	4,609,982	4,650,076	4,600,785
Total liabilities and shareholders’ equity		5,996,110	6,818,949	9,667,168	9,216,406

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Fiscal years ended December 31, 2008 and 2007

(In thousands of Reais, except net earnings per share)

		Parent		Consolidated
	Note
		2008	2007	2008	2007

Gross revenue from sales and services	3.a)	-	-	29,536,420	20,841,121
Taxes on sales and services		-	-	(1,122,544)	(805,346)
Rebates, discounts and returns		-	-	(145,893)	(114,470)

Net revenue from sales and services		-	-	28,267,983	19,921,305
Cost of products and services sold	3.a)	-	-	(26,152,327)	(18,224,238)

Gross income		-	-	2,115,656	1,697,067

Income from investments in subsidiaries and affiliates
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	332,720	315,004	11	576

Operating revenues (expenses)
Selling and marketing		-	-	(584,163)	(472,590)
General and administrative		(271)	(243)	(552,953)	(522,175)
Depreciation and amortization		(42,876)	(34,032)	(287,245)	(228,438)
Other net operating income		458	604	22,114	12,298

Operating income before financial income and other revenues		290,031	281,333	713,420	486,738
Net financial income	20	(79,033)	(86,559)	(165,993)	(80,712)
PIS/COFINS/CPMF/IOF/other charges on financial income	20	(586)	(5,742)	(2,841)	(38,699)
Other income	18	210,454	-	11,212	8,808

Operating income before social contribution and income tax		420,866	189,032	555,798	376,135

Social contribution and income tax
Current	10.b)	(17,452)	(19,459)	(204,581)	(207,798)
Deferred charges	10.b)	(13,145)	12,320	12,689	86,681
Tax incentives	10.b) and 10.c)	-	-	40,309	35,152
		(30,597)	(7,139)	(151,583)	(85,965)

Income before minority interest and employee statutory interest		390,269	181,893	404,215	290,170
Employee statutory interest		-	-	(9,451)	(7,318)
Minority interest		-	-	(4,495)	(100,959)

Net income for the year	17.g)	390,269	181,893	390,269	181,893

Net income per equity share (annual weighted average) - R$		2.87	2.19

The accompanying notes are an integral part of these financial statements

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal years ended December 31, 2008 and 2007

 (In thousands of Reais, except dividends per share)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Unrealized profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2006		946,034	3,026	13,009	90,967	796,118	96,145	-	-	-	(4,589)	1,940,710

Capital increase through stock-for-stock merger	17.a)	2,750,739	-	-	-	-	-	-	-	-	-	2,750,739
Purchase of shares for treasury		-	-	-	-	-	-	-	-	-	(25,203)	(25,203)
Sale of treasury shares		-	638	-	-	-	-	-	-	-	2,273	2,911
Realization of revaluation reserve	17.d)	-	-	(1,368)	-	-	-	-		1,368	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	-	(195)	-	(195)
Transfer to retained earnings		-	-	-	-	1,173	-	-	-	(1,173)	-	-
Net income for the year		-	-	-	-	-	-	-	-	181,893	-	181,893

Appropriation of net income:
Legal reserve		-	-	-	9,095	-	-	-	-	(9,095)	-	-
Proposed dividends payable (R$ 1.777031 per share)	17.g)	-	-	-	-	-	(96,145)	-	-	(144,728)	-	(240,873)
Retained earnings	17.e)	-	-	-	-	28,070	-	-	-	(28,070)	-	-

Balance at December 31, 2007		3,696,773	3,664	11,641	100,062	825,361	-	-	-	-	(27,519)	4,609,982

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal years ended December 31, 2008 and 2007

 (In thousands of Reais, except dividends per share)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Unrealized profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2007		3,696,773	3,664	11,641	100,062	825,361	-	-	-	-	(27,519)	4,609,982

Initial implementation of Law 11638/07	2	-	-	-	-	-	-	-	-	(313)	-	(313)
Purchase of shares for treasury		-	-	-	-	-	-	-	-	-	(105,014)	(105,014)
Sale of treasury shares	17.b)	-	(758)	-	-	-	-	-	-	-	5,201	4,443
Realization of revaluation reserve	17.d)	-	-	(1,361)	-	-	-	-	-	1,361	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	-	(57)	-	(57)
Transfer to retained earnings		-	-	-	-	991	-	-	-	(991)	-	-
Valuation adjustments for financial instruments	3.c)	-	-	-	-	-	-	(6,248)	-	-	-	(6,248)
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	-	8,309	-	-	8,309
Net income for the year		-	-	-	-	-	-	-	-	390,269	-	390,269

Appropriation of net income:
Legal reserve		-	-	-	19,513	-	-	-	-	(19,513)	-	-
Interim dividends (R$ 0.89 per share)	17.g)	-	-	-	-	-	-	-	-	(119,006)	-	(119,006)
Proposed dividends payable (R$ 0.887031 per share)	17.g)	-	-	-	-	-	-	-	-	(118,763)	-	(118,763)
Retained earnings	17.c)	-	-	-	-	132,987	-	-	-	(132,987)	-	-

Balance at December 31, 2008		3,696,773	2,906	10,280	119,575	959,339	-	(6,248)	8,309	-	(127,332)	4,663,602

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Fiscal years ended December 31, 2008 and 2007

(In thousands of Reais)

		Parent		Consolidated
	Note	2008	2007	2008	2007

Cash flows from operating activities
Net income for the year		390,269	181,893	390,269	181,893
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(332,720)	(315,004)	(11)	(576)
Depreciation and amortization		42,876	34,032	375,476	300,588
PIS and COFINS credits on depreciation		-	-	5,084	2,994
Interest, monetary and exchange rate changes		152,274	98,726	566,876	71,637
Deferred income tax and social contribution	10.b)	13,145	(12,320)	(12,689)	(92,177)
Minority interest in income		-	-	4,495	100,959
Proceeds from sale of fixed assets		(210,454)	-	(20,790)	(7,604)
Provision (release of provision) for loss on fixed assets		-	-	(1,900)	(2,755)
Others		-	-	1,586	938

Dividends received from subsidiaries		172,549	10,606	-	-

(Increase) decrease in current assets
Trade receivables	6	-	-	(80,022)	(84,695)
Inventories	7	-	-	(387,061)	(64,340)
Recoverable taxes	8	5,239	(6,431)	(100,309)	(24,056)
Other receivables		119	(647)	(82,337)	(5,546)
Prepaid expenses	11	-	(93)	(6,222)	11,221

Increase (decrease) in current liabilities
Trade payables		(1,677)	1,739	26,887	130,609
Wages and employee benefits		2	29	38,184	9,295
Taxes payable		(12,197)	12,276	(5,952)	45,094
Income tax and social contribution		-	-	(16,340)	8,595
Other payables		(1,574)	2,947	(17,255)	22,892

(Increase) decrease in long-term assets
Accounts receivable	6	-	-	(40,222)	(17,719)
Tax credits	8	-	18,739	20,332	(367)
Amounts in escrow		-	-	(22,491)	(4,976)
Other receivables		20	(20)	7,824	(1,933)
Prepaid expenses	11	-	187	1,882	(10,500)

Increase (decrease) in long-term liabilities
Provision for contingencies		159	(4,630)	32,507	28,058
Other payables		-	-	(54,375)	(4,981)

Net cash provided by operating activities		218,030	22,029	623,426	592,548

Cash flows from investment activities
Financial investments, net of redemptions		-	-	33,992	509,165
Disposal (acquisition) of investments, net	12	61,557	(858,830)	(432,370)	(889,625)
Capital contributions to subsidiaries	12	(1,101,828)	-	-	-
Capital reduction of subsidiaries	12	470,000	-	-	-
Cash of acquired subsidiaries		-	-	11,364	166,691
Acquisition of fixed assets	13	-	-	(891,693)	(658,847)
Increase in intangible assets	14	-	-	(37,853)	(6,242)
Increase in deferred charges	15	-	-	(4,933)	(63,377)
Gain on sale of fixed assets		-	-	45,046	33,823

Net cash provided by (used in) investment activities		(570,271)	(858,830)	(1,276,447)	(908,412)

Ultrapar Participações S.A. and Subsidiaries Statements of cash flows - Indirect method Fiscal years ended December 31, 2008 and 2007 (In thousands of Reais)

		Parent		Consolidated
	Note	2008	2007	2008	2007

Cash flows from financing activities
Financing and debentures
Fund raising	16	2,400,000	889,000	3,607,728	1,941,845
Amortization	16	(2,567,139)	(77,950)	(3,761,011)	(1,008,588)
Payment of financial lease	16	-	-	(10,476)	-
Dividends paid		(395,955)	(62,644)	(398,927)	(65,652)
Acquisition of minority interest		-	-	(18)	(53)
Purchase of shares for treasury	17.b)	(105,014)	(25,203)	(105,014)	(25,203)
Sale of treasury shares to subsidiaries		4,443	2,911	-	-
Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets		1,731,313	-	1,731,313	-
Related entities	9.a)	(34,242)	(70,873)	(5,711)	26,355

Net cash provided by (used in) financing activities		1,033,406	655,241	1,057,884	868,704

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	7,798	-

Increase (decrease) in cash, banks and short-term investments		681,165	(181,560)	412,661	552,840

Cash, banks and short-term investments at beginning of year		97,826	279,386	1,622,916	1,070,076
Initial adjustment in the definition of cash and cash equivalents		-	-	(760,524)	-
Cash and cash equivalents at beginning of year	5	97,826	279,386	862,392	1,070,076

Cash, banks and short-term investments at end of year		778,991	97,826	1,275,053	1,622,916
Initial adjustment in the definition of cash and cash equivalents		-	-	-	(760,524)
Cash and cash equivalents at end of year	5	778,991	97,826	1,275,053	862,392

Additional information
Interest paid on financing		52,419	77,950	180,273	160,502
Income tax and social contribution paid for the year		6,401	-	126,558	70,645

Items not affecting cash for the period
Capital increase through stock-for-stock merger	4.iii	-	2,750,739	-	2,750,739
Accounts receivable from stock-for-stock merger for Petrobras and Braskem assets	4.iii	-	(1,751,685)	-	(1,751,685)
Acquisition of investments through stock-for-stock merger	4.iii	-	999,054	-	999,054
Debt of acquired subsidiaries		-	673,164	43,472	676,955
Finance lease	16.g)	-	-	15,475	-

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Fiscal years ended December 31, 2008 and 2007

(In thousands of Reais, except percentages)

		Parent				Consolidated
	Note	2008	%	2007	%	2008	%	2007	%
Revenues
Gross revenue from sales and services, except rents and royalties	3.a)	-		-		29,504,108		20,818,354
Rebates, discounts and returns		-		-		(145,893)		(114,470)
Allowance for doubtful accounts - Release (creation)		-		-		7,203		4,140
Other income		210,454		-		11,212		8,808
		210,454		-		29,376,630		20,716,832

Materials purchased from third parties
Raw materials used	3.a)	-		-		(1,805,726)		(1,546,401)
Cost of goods, products and services sold		-		-		(24,276,334)		(16,552,275)
Third-party materials, energy, services and others		(4,952)		(2,359)		(932,075)		(869,091)
Recovery (loss) of asset value		8,574		5,240		2,988		(682)
		3,622		2,881		(27,011,147)		(18,968,449)

Gross value added		214,076		2,881		2,365,483		1,748,383
Deductions
Depreciation and amortization		(42,876)		(34,032)		(380,560)		(303,582)

Net value added by the company		171,200		(31,151)		1,984,923		1,444,801

Value added received in transfer
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	332,720		315,004		11		576
Dividends and interest on equity at cost		30		31		2,796		1,764
Rents and royalties		-		-		32,312		22,767
Financial revenues	20	82,648		12,683		257,243		163,330
		415,398		327,718		292,362		188,437

Total value added available for distribution		586,598	100	296,567	100	2,277,285	100	1,633,238	100

Distribution of value added
Labor and benefits		2,899	1	2,114	1	699,918	31	645,168	40
Taxes, fees and contributions		31,749	5	13,317	4	694,471	30	416,799	25
Financial expenses and rents		161,681	28	99,243	33	488,132	21	288,419	18
Dividends and interest on equity		237,769	40	144,728	49	239,307	11	146,289	9
Retained earnings		152,500	26	37,165	13	155,457	7	136,563	8
Value added distributed		586,598	100	296,567	100	2,277,285	100	1,633,238	100

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

1       Operations

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segment of liquefied petroleum gas (LPG) distribution (“Ultragaz”), light fuel & lubricant distribution, and related business in Southern and Southeastern Brazil (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of integrated logistics solution services for special bulk cargo (“Ultracargo”). The Company also operates in the petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A., formerly known as Refinaria de Petróleo Ipiranga S.A. (“Refining”).

2       Initial implementation of Law 11638/07 and summary of significant accounting policy changes

Law 11638/07 was enacted on December 28, 2007 and Provisional Measure 449/08 was issued on December 3, 2008, both amending and repealing existing provisions and adding new provisions to Law 6404/76 (Brazilian Corporate Law) to adapt the accounting policies adopted in Brazil to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In order to regulate these changes, the Brazilian Securities Commission (CVM) issued a set of Resolutions during 2008, whose main effects on the financial statements of the Company and its subsidiaries are summarized below.

Resolution CVM 565 of December 17, 2008 – deals with the initial implementation of Law 11638/07 and Provisional Measure (MP) 449/08.
As permitted by this Resolution, the Company decided to adopt January 1, 2008 as the date of transition. In addition, the Company and its subsidiaries started to use the equity method of accounting for the company Metalúrgica Plus S/A. and consolidate the company SERMA – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos in their financial statements (see Notes 4 and 12). Further, in compliance with Resolution CVM 565/08, the Company reclassified the balance at December 31, 2007 to allow a better comparison with the fiscal year of 2008, as shown on the table below:

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

		Parent company

		Balances at December 31, 2007, as previously reported	Balances at December 31, 2007 reclassified under Law 11638/07

Investments in subsidiaries	a)	4,706,685	4,256,743
Intangible assets	a)	-	449,942
Debentures – current	b)	1,219,332	1,218,679
Prepaid expenses	b)	653	-

		Consolidated

		Balances at December 31, 2007, as previously reported	Balances at December 31, 2007 reclassified under Law 11638/07

Deferred charges	a), c)	570,124	27,615
Intangible assets	a), c)	66,894	543,989
Prepaid expenses – current	b)	13,195	11,508
Prepaid expenses – non-current	b)	36,929	30,518
Financing – current	b)	589,937	588,903
Debentures – current	b)	1,228,720	1,228,067
Financing – non-current	b)	1,009,226	1,002,815
Fixed assets	c), d)	2,268,885	2,333,543
Other investments	c)	34,117	38,510
Recoverable taxes – non-current	d)	68,652	65,015

(a) Reclassification of goodwill, from deferred charges to intangible assets, in accordance with Resolution CVM 553/08.
(b) Reclassification of transaction costs for issuance of bonds and securities, from prepaid expenses to a reduction of loans and financing, in accordance with Resolution CVM 556/08.
(c) Reclassification of preoperating costs incurred in facilities of Ultrasystem customers, implementation of systems, and acquisition of companies, from deferred charges to fixed assets, intangible assets, and investment in progress, respectively, in accordance with Resolution CVM 553/08.
(d) Recognition of the adjustment to present value of ICMS credit balances on fixed assets, in accordance with Resolution CVM 564/08.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Resolution CVM 534 of January 29, 2008 – deals with effects of the changes in exchange rates and of the translation of financial statements.
The Company and its subsidiaries analyzed their investments in foreign entities and combined with the investor, those investees lacking autonomy and independent management, in accordance with item 41(a) of the Resolution. Foreign subsidiaries with autonomy were booked as provided for in item 41(b) of the Resolution, and the changes in exchange rates of the net investment in these subsidiaries were recorded as Cumulative translation adjustments in the investor’s shareholders’ equity. See Note 3.n).

Resolution CVM 547 of August 13, 2008 – deals with the Statement of Cash Flows.
The Company and its subsidiaries classified as cash equivalents, the short-term investments that are readily convertible into known amounts of cash and are subject to insignificant risk of change in value. The statement of cash flows shows the activity in the accounts: (i) Cash and banks and (ii) Financial investments considered as cash equivalents in the fiscal year. See Notes 3.b) and 5.

Resolution CVM 566 of December 17, 2008 – deals with recognition, measurement, and evidence of financial instruments.
The financial instruments of the Company and its subsidiaries were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables. See Notes 3.c), 5 and 21.

Resolution CVM 553 of November 12, 2008 – deals with intangible assets.
The Company and its subsidiaries reclassified to intangible assets the goodwill on the acquisitions of companies, which were previously shown as deferred charges in the financial statements. See Notes 3.h), 3.i) and 14.

Resolution CVM 554 of November 12, 2008 – deals with financial leases.
Certain financial lease contracts where substantially all the risks and benefits associated with the ownership of an asset are transferred to the Company and its subsidiaries were recorded in the financial statements as finance leases, net of tax effects. The items recognized as assets were depreciated at the depreciation rates applicable to each of the group of assets into which they were classified, and the financial charges under the leases were allocated over the contract terms, based on the amortized cost method. See Notes 3.g) 16.g) and 22.d).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Resolution CVM 556 of November 12, 2008 – deals with transaction costs and premiums on issuance of bonds and securities.
Transaction costs and issue premiums associated with funding transactions by the Company and its subsidiaries were reclassified and added to the values of the respective funds raised, and the effective interest rate of each issuance was calculated. See Note 16.a).

Resolution CVM 564 of December 17, 2008 – deals with adjustment to present value of assets and liabilities.
The Company’s subsidiaries recorded the adjustment to present value of ICMS credit balances on acquisition of fixed assets (CIAP). The Company and its subsidiaries reviewed all other items of long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust these transactions to present value. See Notes 3.q) and 8.

The chart below shows the effects of the implementation of Law 11638/07 and MP 449/08 on consolidated net income and shareholders’ equity as of December 31, 2008:

		2008
	CVM Resolution	Net income	Shareholders’ equity
Values before the implementation of Law 11638/07 and MP 449/08		388,014	4,646,072

Effects of the implementation of Law 11638/07 and MP 449/08:
Finance leases	554	2,402	2,385
Cost of funding	556	910	910
Marking-to-market of currency and interest rate hedging instruments	566	7,309	716
Marking-to-market of short-term investments available for sale	566	-	345
Equity in income of Metalplus	565	(22)	(317)
Cumulative translation adjustments	534	(8,344)	(35)

Total		2,255	4,004

Values in financial statements as of December 31, 2008		390,269	4,650,076

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

3       Presentation of financial statements and significant accounting policies

The individual and consolidated financial statements were prepared in conformity with the accounting policies adopted in Brazil, which include the Brazilian Corporate Law, the Standards, Guidelines and Interpretations issued by the Accounting Standards Committee and the rules issued by the Brazilian Securities Commission (CVM).

On March 11, 2009 the Board of Directors authorized the conclusion of these financial statements.

a.           Recognition of income

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed.

b.           Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

c.           Financial instruments

In accordance with Resolution CVM 566/08, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed payments or determinable payments not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Certain derivative financial instruments used to hedge against changes in interest rates were designated as cash flow hedge for purposes of measuring their fair value. The difference between the fair value of the financial instrument and its value plus interest earned is recognized as a Valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 21.

d.           Current and non-current assets

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by Management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.q).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

e.           Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies on which Management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also valued by the equity method of accounting (see Note 12).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary, and also include investments in progress.

f.           Fixed assets

Recorded at acquisition or construction cost, including financial charges incurred on fixed assets under construction, as well as significant maintenance costs resulting from scheduled plant outages. The Company will maintain the revaluation balances until their realization, but will not record new revaluations. Such balances were included in the cost value of the property.

Depreciation is calculated by the straight-line method, at the annual rates stated in Note 13, over the useful/economic life of the property.

Leasehold improvements in service stations are depreciated over the shorter of the contract term and useful/economic life of the property.

g.           Financial leases

•           Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.g).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•           Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 22.d).

h.           Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

•   Goodwill is carried at the original value less accumulated amortization as of December 31, 2008.

•   Other intangible assets acquired from third parties are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

i.           Deferred charges

Deferred charges include restructuring costs that will produce benefits in future years (see Note 15). The Company and its subsidiaries decided to maintain the balances until they are fully amortized.

j.           Current and non-current liabilities

Are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements and, if applicable, adjustment to present value (see Note 3.q).

k.           Income tax and social contribution on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

l.           Provision for contingencies

The provision for contingencies is created for contingent risks with a “probable” chance of loss in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 22.a).

m.           Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 23.b).

n.           Basis for translating  financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivar), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as Cumulative translation adjustments and are recognized as income when these investments are disposed of. The amount recognized in the shareholders’ equity as cumulative translation adjustments in 2008 was R$ 8,309.

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as income. The gain recognized as income in 2008 amounted to R$ 30,428.

o.           Use of estimates

The preparation of financial statements requires the Company’s Management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the financial statements, as well as the values of revenues, costs and expenses for the fiscal years presented. Although these estimates are based on the best information available to Management about present and future events, the actual results may differ from these estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

p.           Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

No impairment was recorded in the consolidated financial statements as of December 31, 2008.

q.           Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on fixed assets (CIAP – see Note 8). As of December 31, 2007, the balances of CIAP were recorded at their nominal values. The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

4       Principles of consolidation and investments in affiliates

The consolidated financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM rules, including the following direct and indirect subsidiaries:

		% interest in the share capital – Dec. 31, 2008
	Location	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-
Transultra. - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99
União Vopak Armazéns Gerais Ltda.	Brazil	-	50
Melamina Ultra S.A. Indústria Química	Brazil	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100
Barrington S.L.	Spain	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100
Oxiteno USA LLC	United States	-	100
Oxiteno International Corp.	Virgin Islands	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100
Oxiteno Andina, C.A.	Venezuela	-	100
Oxiteno Europe SPRL	Belgium	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100
Companhia Brasileira de Petróleo Ipiranga (*)	Brazil	100	-
am/pm Comestíveis Ltda. (*)	Brazil	-	100
Centro de Conveniências Millennium Ltda. (*)	Brazil	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100
Ipiranga Trading Limited	Virgin Islands	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100
Ipiranga Logística Ltda.	Brazil	-	100
Maxfácil Participações S.A. (**)	Brazil	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100
Comercial Farroupilha Ltda.	Brazil	-	100
Companhia Ultragaz S.A.	Brazil	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100
Utingás Armazenadora S.A.	Brazil	-	56
LPG International Inc.	Cayman Islands	-	100
Imaven Imóveis Ltda.	Brazil	-	100
Refinaria de Petróleo Riograndense S.A. (***)	Brazil	100	-
Sociedade Brasileira de Participações Ltda. (****)	Brazil	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

		% interest in the share capital – Dec. 31, 2007
	Location	Direct control	Indirect control

Ultragaz Participações Ltda.	Brazil	100	-
Companhia Ultragaz S.A.	Brazil	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100
Utingás Armazenadora S.A.	Brazil	-	56
LPG International Inc.	Cayman Islands	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100
Terminal Químico de Aratu S.A. - Tequimar	Brazil	-	99
Melamina Ultra S.A. Indústria Química	Brazil	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100
Barrington S.L.	Spain	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100
Oxiteno USA LLC	United States	-	100
Oxiteno International Corp.	Virgin Islands	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100
Oxiteno Andina, C.A.	Venezuela	-	100
Imaven Imóveis Ltda.	Brazil	100	-
UPB Consultoria e AssessoriaS.A.	Brazil	100	-
Ultracargo Terminais Ltda.	Brazil	100	-
Distribuidora de Produtos de Petróleo Ipiranga S.A.	Brazil	100	-
Isa-Sul Administração e Participações Ltda.	Brazil	-	100
Comercial Farroupilha Ltda.	Brazil	-	100
Sociedade Brasileira de Participações Ltda. (****)	Brazil	-	100
Maxfácil Participações S.A. (**)	Brazil	-	16
Companhia Brasileira de Petróleo Ipiranga (*)	Brazil	100	-
am/pm Comestíveis Ltda. (*)	Brazil	-	100
Centro de Conveniências Millennium Ltda. (*)	Brazil	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100
Ipiranga Comercial Importadora e Exportadora Ltda.	Brazil	-	100
Ipiranga Trading Limited	Virgin Islands	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100
Ipiranga Logística Ltda.	Brazil	-	100
Maxfácil Participações S.A. (**)	Brazil	-	34
Refinaria de Petróleo Riograndense S.A. (***)	Brazil	100	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(*)	Fuel and lubricant distribution business and related activities of these companies were divided between Ultrapar (South and Southeast) and Petrobras (North, Northeast, and Mid-West) until April 2008.

(**)
Control shared by DPPI (16%), CBPI (34%), and União de Bancos Brasileiros S.A. - UNIBANCO (50%). From December 2008, the subsidiary CBPI acquired 50% of control in Maxfácil Participações S.A. after merging DPPI.

(***)
According to “Material Event” of March 19, 2007 and “Material Event” of April 18, 2007, the control of assets related to oil refining operations held by Refinaria de Petróleo Riograndense S.A. are equally shared by Petrobras, Ultrapar, and Braskem and were proportionally consolidated as specified in Article 32 of Instruction CVM 247/96.

(****)	On August 6, 2008, the indirect subsidiary Ipiranga Administração de Bens Móveis Ltda. changed its name to Sociedade Brasileira de Participações Ltda. and became a direct subsidiary of the Company.

On April 18, 2007, the Company, together with Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”) acquired the control of the Ipiranga Group, according to the “Material Event” disclosed on that date. Under the Investment Agreement signed by the three acquirers, the Company acted as a commission agent for the interests acquired by Braskem and Petrobras and acquired for itself the fuel and lubricant distribution business and related activities located in the South and Southeast and Empresa Carioca de Produtos Químicos S.A., maintaining the Ipiranga brand. Petrobras holds control of the fuel and lubricant distribution business located in the North, Northeast, and Mid-West regions (“North Distribution Assets”), and Braskem holds control of the petrochemical assets represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. and by its interest in Copesul - Companhia Petroquímica do Sul (“Petrochemical Assets”).

The transaction was composed of 4 steps, namely:

(i)	acquisition of shares from the families holding the controlling block of the Ipiranga Group (effected on April 18, 2007);

(ii)
tender offer, for the acquisition of common shares held by minority shareholders in Companhia Brasileira de Petróleo Ipiranga (“CBPI”), in Refinaria de Petróleo Riograndense S.A. (“RPR”) and in Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) (effected on October 22, 2007 for DPPI and RPR and on November 8, 2007 for CBPI);

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(iii)	exchange of the remaining shares of CBPI, RPR, and DPPI for Ultrapar shares (effected on December 18, 2007), which resulted in accounts receivable from Braskem and Petrobras; and

(iv)
separation of the assets acquired into the Company, Petrobras, and Braskem (split and removal of the Petrochemical Assets of RPR, DPPI, and CBPI on February 2008, and split of CBPI and separation of the North Distribution Assets on April 2008), with the receipt of accounts receivable generated in step (iii).

The assets, liabilities and income of Ipiranga/Refining have been reflected in the Company’s accounting information since April 2007.

Since January 2008, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) is no longer a subsidiary of CBPI and is now held by U.A.T.S.P.E. Empreendimentos e Participações Ltda., controlled by Oxiteno S.A. Indústria e Comércio, for allocation in the Company’s chemical business.

In May 2008, the subsidiary Oxiteno S.A. Indústria e Comércio, through Barrington S.L., constituted Oxiteno Europe SPRL, based in Brussels, as part of the subsidiary’s internationalization process.

In June 2008, the Company, through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”), entered into a Sale and Purchase Agreement for 100% of the capital of União Terminais e Armazéns Gerais Ltda. (“União Terminais”), a company that has port terminals for  storage and handling of bulk liquids in Santos, Rio de Janeiro, and Paranaguá (the last through its interest of 50% in União Vopak Armazéns Gerais Ltda.). The Company disclosed a “Material Event” on June 6, 2008 containing information on the transaction. In October 2008, the Company announced to the market the closing of the purchase of the terminals in Santos and Rio de Janeiro. In November 2008, the Company announced the completion of the acquisition of Paranaguá terminal. The total amount disbursed was R$ 487 million, and Tequimar assumed the net debt of União Terminais in the amount of R$ 32 million. The goodwill breaks down into R$ 326,638 based on expected future profitability and R$ 75,408 based on the difference between the market value and the carrying value of the assets. In December 2008, for corporate simplification and capture of operational synergies, União Terminais was merged into Tequimar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

In August 2008, the Company, through the subsidiary Sociedade Brasileira de Participações Ltda., entered into a purchase agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (collectively, “Chevron”) for the purchase of 100% of the shares issued by Chevron Brasil Ltda. and in Sociedade Anônima de Óleo Galena Signal, subsidiaries of Chevron that hold Texaco fuel distribution business in Brazil (“Texaco”). The acquisition value totaled R$ 1,161 million, subject to adjustments to working capital and net debt at closing. The subsidiary deposited US$ 38 million to Chevron, which corresponded to R$ 62 million on the date of disbursement. The payment of the rest of the acquisition is denominated in Reais and, therefore, is not subject to changes in exchange rates. The Company disclosed a “Material Event” on August 14, 2008 containing information on the transaction.

In October 2008, the companies Isa-Sul Administração e Participações Ltda. and am/pm Comestíveis Ltda. were split off, and the split portion, represented by real estate, was transferred to the company Imaven Imóveis Ltda. Consolidating the same business into a single company was aimed at obtaining administrative and economic gains.

In November 2008, the name of Ipiranga Comércio Importadora e Exportadora Ltda. was changed to Conveniência Ipiranga Norte Ltda.

In November 2008, in order to simplify the corporate structure, eliminate duplicated structures, enhance logistics efficiency and capture synergies, CBPI merged Ultragaz Participações S.A. (formerly known as Ultragaz Participações Ltda.) and DPPI, thus consolidating all fuel and LPG distribution business.

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of significant transactions conducted between the companies. The interest of minority shareholders in the subsidiaries is indicated in the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

5       Financial assets

Financial investments with first-rate banks are substantially represented by money invested: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

	Parent		Consolidated

	2008	2007	2008	2007

Financial investments
In local currency
Fixed-income securities and funds	778,458	97,197	1,366,022	567,983
Austrian notes	-	-	-	424,213

In foreign currency
Linked notes (a)	-	-	140,659	128,337
Structured deposit (b)	-	-	-	440,920
Fixed-income securities and funds	-	-	424,675	64,039

Income from currency and interest hedging instruments (c)	-	-	37,913	(84,801)

Total financial investments	778,458	97,197	1,969,269	1,540,691

Current	778,458	97,197	1,962,076	1,419,859

Non-current	-	-	7,193	120,832

(a) Represents US$ 60 million in linked notes (“Linked Notes”) to notes issued by the subsidiary Companhia Ultragaz S.A. in the foreign market in 1997 (“Original Notes”). In April 2006, the subsidiary Oxiteno Overseas Corp., the then owner of the Original Notes, sold such notes to a foreign financial institution. Simultaneously, the subsidiary purchased the Linked Notes from that financial institution. Such transaction enables a financial gain to the subsidiary corresponding to the difference between the interest rate paid on Linked Notes and Original Notes, as remarked in Note 16.c). This financial instrument was classified as loans and receivables for measurement purposes (see Note 3.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(b) Short-term investment of the subsidiary Oxiteno Overseas Corp., with return in either U.S. dollars or Reais, depending on the U.S. dollar exchange rate on the maturity date.

(c) Accumulated gains or losses, net of income tax (see Note 21).

In accordance with Resolution CVM 566/08, the financial assets of the Company and its subsidiaries were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables, as shown on the table below.

Consolidated

2008

Measured at fair value through income	1,148,615
Held to maturity	7,193
Available for sale	672,802
Loans and receivables	140,659

1,969,269

For the preparation of the Company’s Statements of cash flows, cash and cash equivalents mean the balances of the accounts: (i) Cash and banks and (ii) Short-term investments classified as measured at fair value through income, excluding currency and interest rate hedging instruments, as shown below:

	Consolidated

	2008	2007

Cash and banks	164,351	203,057
Short-term investments measured at fair value through income (except currency and interest rate hedging instruments)	1,110,702	659,335

	1,275,053	862,392

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

6       Trade receivables (Consolidated)

	2008	2007

Domestic customers	1,294,905	1,249,196
Customer financing - Ipiranga	351,323	298,947
Foreign customers	106,141	125,231
(-) Advances on negotiable instruments issued	(53,223)	(89,933)
(-) Allowance for doubtful accounts	(59,778)	(62,124)
	1,639,368	1,521,317

Current	1,429,311	1,344,432

Non-current	210,057	176,885

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

Movements in the allowance for doubtful accounts are as follows:

Balance for 2007	62,124
Additions	16,784
Write-offs	(19,130)
Balance for 2008	59,778

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

7       Inventories (Consolidated)

	2008			2007

	Cost	Provision for loss	Net balance	Cost	Provision for loss	Net balance

Finished goods	333,054	(16,704)	316,350	143,666	(4,268)	139,398
Work in process	1,351	-	1,351	1,288	-	1,288
Raw materials	248,150	(22)	248,128	104,764	(58)	104,706
Liquefied petroleum gas (LPG)	29,535	-	29,535	24,221	-	24,221
Fuels, lubricants and greases	333,675	(876)	332,799	264,961	(370)	264,591
Consumable materials and bottles for resale	36,466	(1,373)	35,093	33,742	(2,632)	31,110
Advances to suppliers	55,711	-	55,711	65,821	-	65,821
Properties for resale	14,789	-	14,789	-	-	-
	1,052,731	(18,975)	1,033,756	638,463	(7,328)	631,135

Movements in the allowance for doubtful accounts are as follows:

Balance for 2007	7,328
Addition	11,647
Balance for 2008	18,975

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

8       Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Contribution to Social Security Funding (COFINS), Social Integration Plan (PIS), and Income Tax and Social Contribution.

	Parent		Consolidated

	2008	2007	2007	2008

IRPJ and CSLL	28,698	33,957	112,755	104,994
ICMS	-	-	174,088	167,672
Adjustment to present value of ICMS on fixed assets - CIAP (see Notes 2.d) and 3.q)	-	-	(5,511)	(3,637)
Provision for ICMS losses (*)	-	-	(42,313)	(46,886)
PIS and COFINS	21	21	76,561	31,307
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	13,303	4,011
IPI	-	-	22,208	8,649
Others	61	41	3,737	1,525
Total	28,780	34,019	354,828	267,635

Current	28,780	34,019	311,869	202,620

Non-current	-	-	42,959	65,015

(*)	The provision relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance for 2007	46,886
Reversal of provision	(3,531)
Write-offs	(1,042)
Balance for 2008	42,313

The balance of ICMS includes credits of the Camaçari – BA site of the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, in the amount of R$ 68,544 as of December 31, 2008 (R$ 76,845 in 2007), which were approved and released by the tax authorities for sale/transfer. The provision for loss of credits of the site was established based on the maximum discount expected in their sale. IPI, PIS and COFINS credits are used to offset other federal taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

9       Related parties

a) Related companies

	Parent
	Loans
	Assets	Liabilities

Companhia Ultragaz S.A.	27,529	-
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	49,145	-
Oxiteno S.A. Indústria e Comércio	360	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	1,389
Melamina Ultra S.A. Indústria Química	-	436

Total as of December 31, 2008	77,034	1,825

Total as of December 31, 2007	41,413	689,955

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Química da Bahia Indústria e Comércio S.A.	-	3,391	-	-
Petroquímica União S.A.	-	-	-	4,174
Oxicap Indústria de Gases Ltda.	5,305	-	-	847
Liquigás Distribuidora S.A.	-	-	194	-
Petróleo Brasileiro S.A. - Petrobras	-	-	-	184,074
Copagaz Distribuidora de Gás Ltda.	-	-	421	-
Braskem S.A.	-	-	-	17,096
SHV Gás Brasil Ltda.	-	-	149	-
Plenogás - Distribuidora de Gás S.A.	-	1,031	-	-
Others	335	-	65	-

Total as of December 31, 2008	5,640	4,422	829	206,191

Total as of December 31, 2007	12,865	4,723	16,928	219,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions
			Financial income
	Sales	Purchases

Petroquímica União S.A.	2,398	139,792	-
Liquigás Distribuidora S.A.	3,606	-	-
Petróleo Brasileiro S.A. - Petrobras	27,045	18,853,468	-
Copagaz Distribuidora de Gás Ltda.	2,145	-	-
Braskem S.A.	5,700	697,879	-
SHV Gás Brasil Ltda.	1,689	-	-
Refinaria de Petróleo Riograndense S.A. (*)	84	162,460	-
Others	679	12,188	-

Total as of December 31, 2008	43,346	19,865,787	-

Total as of December 31, 2007	35,324	14,444,732	1,524

(*)	Relates to the non-eliminated portion of the transactions between RPR and CBPI, since RPR is proportionally consolidated and CBPI is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s Management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.f.) The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 23.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b) Key Management personnel - Compensation (Consolidated)

In 2008, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 21,825 (R$ 17,377 in 2007). Out of this total, R$ 18,320 relates to short-term compensation (R$ 16,433 in 2007), R$ 1,366 to compensation in stock (R$ 944 in 2007), and R$ 2,139 to post-employment benefits.

c) Stock plan (Consolidated)

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of December 31, 2008, including tax charges, was R$ 24,040 (R$ 16,279 in 2007). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended December 31, 2008 in the amount of R$ 1,720 (R$ 1,260 in 2007) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

October 7, 2008	174,000	39.97	9,593	(114)	9,479
December 12, 2007	40,000	64.70	3,763	(582)	3,181
November 9, 2006	51,800	46.50	3,322	(720)	2,602
December 14, 2005	23,400	32.83	1,156	(366)	790
October 4, 2004	41,975	40.78	2,441	(1,058)	1,383
December 17, 2003	59,800	30.32	3,765	(1,945)	1,820
	390,975		24,040	(4,785)	19,255

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

10       Income tax and social contribution

a.       Deferred income tax and social contribution

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of fixed assets, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated

	2008	2007	2008	2007

Assets - Deferred income tax and social contribution on:
Provision for loss of assets	-	-	25,845	26,437
Provisions for contingencies	115	4,116	58,996	48,256
Provision for post-employment benefit (see Note 23.b)	-	-	23,684	26,753
Provision for interest on equity	-	-	-	45,107
Provision for differences between cash and accrual basis	-	-	176	29,419
Provision for goodwill paid on investments (*)	-	-	320,451	-
Other provisions	128	86	26,500	17,828
Tax losses and negative tax base for the social contribution to offset	-	11,287	64,898	34,739

Total	243	15,489	520,550	228,539

Current	128	4,202	111,842	108,964

Non-current	115	11,287	408,708	119,575

Liabilities - Deferred income tax and social contribution on:
Revaluation of fixed assets	-	-	520	611
Accelerated depreciation	-	-	145	168
Provision for adjustments between cash and accrual basis	-	-	29,020	-
Temporary differences of foreign subsidiaries	-	-	1,225	1,179
Implementation of Law 11638/07 (**)	-	-	2,029	-

Total	-	-	32,939	1,958

Current	-	-	14,706	123

Non-current	-	-	18,233	1,835

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(*)
Relate to income tax and social contribution as specified in Instruction CVM 319/99, resulting from the corporate reorganization occurred in the fiscal year of 2008 involving the subsidiaries Ultragaz Participações S.A., CBPI, and DPPI, see Notes 4 and 14.

(**)	The Company and its subsidiaries adopted the Transition Tax Regime (RTT) provided by MP 449/08.

The estimated recovery of deferred tax assets relating to income tax and social contribution is stated as follows:

	Parent	Consolidated

Up to 1 year	128	111,842
From 1 to 2 years	-	94,476
From 2 to 3 years	-	77,220
From 3 to 4 years	115	130,009
From 5 to 7 years	-	83,016
From 8 to 10 years	-	23,987

	243	520,550

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.       Reconciliation of income tax and social contribution on income

Income tax and social contribution taxes are reconciled to the official tax rates as follows:

	Parent		Consolidated

	2008	2007	2008	2007

Earnings before taxation and equity in income of affiliates, after employee profit sharing	88,146	(125,972)	546,336	368,241
Official tax rates - %	34	34	34	34
Income tax and social contribution at the official tax rates	(29,970)	42,830	(185,754)	(125,202)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	(627)	(4,714)	(11,603)	(5,543)
Adjustment to estimated income	-	-	9,833	9,606
Interest on equity	-	(45,255)	-	-
Workers Meal Program (PAT)	-	-	357	1,679
Other adjustments	-	-	(4,725)	(1,657)
Income tax and social contribution before tax incentives	(30,597)	(7,139)	(191,892)	(121,117)

Tax incentives - ADENE	-	-	40,309	35,152
Income tax and social contribution in the income statement	(30,597)	(7,139)	(151,583)	(85,965)

Current	(17,452)	(19,459)	(204,581)	(207,798)
Deferred	(13,145)	12,320	12,689	86,681
Tax incentives - ADENE	-	-	40,309	35,152

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.       Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base (*)	100	2007
	Aracaju base (**)	12.5	2013
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

(*)
Tax exemption of the Suape base expired in December 2007, and a request was filed with the Agency for the Development of the Northeast (ADENE), responsible for managing this incentive plan, asking for 75% tax relief until 2017. If this 75% relief is not granted, the subsidiary will file another request with ADENE for 12.5% relief until 2013, to which it is entitled because it is located in an incentive area and is considered a priority economic activity for the development of the region.

(**)
Due to the upgrade of the Aracaju base, the Agency for the Development of the Northeast (ADENE) approved an increase in the income tax relief from 25% to 75% until 2017, through a report issued on December 19, 2008. On January 20, 2009, the tax benefit report was submitted to the Federal Revenue Service for approval within 120 days. If this 75% benefit is not approved, the subsidiary will continue to be entitled to a 12.5% relief until 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

11	Prepaid expenses (Consolidated)

	2008	2007

Rents	23,313	31,304
Advertising and publicity	3,053	185
Insurance premiums	5,723	1,567
Purchases of meal and transportation tickets	3,925	3,376
Taxes and other prepaid expenses	7,567	5,594
	43,581	42,026

Current	19,000	11,508

Non-current	24,581	30,518

12	Investments

a.           Subsidiaries (parent company)

	2008

	Ultracargo – Operações Logísticas e Participações Ltda. (i)	Oxiteno S.A. Indústria e Comércio (i)	Companhia Brasileira de Petróleo Ipiranga (i) (ii)	Refinaria de Petróleo Riograndense S.A. (i) (ii)	Sociedade Brasileira de Participações Ltda. (i)

Number of shares or units held	9,323,829	35,102,127	105,952,000	296,000	62,150,000
Shareholders’ equity adjusted for intercompany unrealized profits - R$	619,415	1,542,594	2,543,837	(20,285)	79,938
Net income for the year after adjustment for unrealized profits - R$	1,872	82,570	252,451	(26,211)	17,788

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2008									2007
	Ultragaz Participações S.A. (i)	Ultracargo - Operações Logísticas e Participações Ltda. (i)	Imaven Imóveis Ltda. (i)	Oxiteno S.A. - Indústria e Comércio (i)	Sociedade Brasileira de Participações Ltda. (i)	Distribuidora de Produtos de Petróleo Ipiranga (i)	Companhia Brasileira de Petróleo Ipiranga (i) (ii)	Refinaria de Petróleo Riograndense S.A. (i) (ii)	Total	Total

Movements in investments
At beginning of year	421,491	208,402	50,693	1,539,378	-	922,752	839,525	274,502	4,256,743	2,025,485
Implementation of Law 11638/07 (iii)	-	-	-	2,061	-	-	(313)	-	1,748	-
Purchase of shares	-	-	-	-	-	-	-	-	-	310,918
Equity in income of affiliates	76,587	1,872	4,250	82,570	17,788	27,913	147,951	(26,211)	332,720	315,004
Dividends and interest on equity (gross)	-	-	-	(19,840)	-	-	(78,439)	-	(98,279)	(190,170)
Capital increase (reduction)	-	-	-	(470,000)	-	-	-	-	(470,000)	43,210
Capital contribution in cash	222,112	409,141		408,425	62,150	-	-	-	1,101,828	-
Tax liabilities on equity-method valuation reserve	(52)	-	-	-	-	-	(5)	-	(57)	(195)
Sale of interest	-	-	(54,943)	-	-	-	-	-	(54,943)	-
Merger and corporate reorganization (iv)	(720,138)	-	-	-	-	(950,665)	1,635,118	(268,576)	(304,261)	1,752,491
At end of year	-	619,415	-	1,542,594	79,938	-	2,543,837	(20,285)	4,765,499	4,256,743

(i)	Financial statements audited by our independent auditors.
(ii)	The information relates to business owned by Ultrapar.
(iii)
Relates substantially to accumulated currency translation adjustments and revaluation adjustments, which were reflected directly in the shareholders’ equity of the subsidiaries and, therefore, did not affect the equity in income of such subsidiaries.

(iv)	Includes acquisition to avoid cross holdings upon the stock-for-stock merger (see Note 4.iii).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.           Affiliated companies (consolidated)

	2008
	Transportadora Sulbrasileira de Gás S.A. (i)	Metalúrgica Plus S.A. (v)	Oxicap Indústria de Gases Ltda. (v)	Química da Bahia Indústria e Comércio S.A. (v)	Plenogás Distribuidora de Gás S/A. (v)

Number of shares or units held	20,125,000	3,000	156	1,493,120	1,384,308
Shareholders’ equity - R$	29,632	(114)	7,752	7,270	(1,922)
Net income (loss) for the period - R$	140	(181)	572	(290)	193
Interest in the capital - %	25	33	25	50	33

	2008					2007

	Transportadora Sulbrasileira de Gás S.A. (i)	Oxicap Indústria de Gases Ltda. (v)	Química da Bahia Indústria e Comércio S.A. (v)	Metalúrgica Plus S.A. (v)	Total	Total
Movements in investments
Balance at beginning of year	7,373	1,795	3,780	-	12,948	5,289
Initial implementation of Law 11638/07	-	-	-	22	22	-
Acquisition of Ipiranga	-	-	-	-	-	9,499
Write-off of goodwill	-	-	-	-	-	(2,274)
Return of advance for future capital increase	-	-	-	-	-	(142)
Equity in income of affiliates	35	143	(145)	(22)	11	576
Balance at end of year	7,408	1,938	3,635	-	12,981	12,948

(v)          Financial statements audited by other independent auditors.

In the consolidated financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its financial statements as of November 30, 2008, while the other affiliates are valued based on the financial statements as of December 31, 2008.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

13       Fixed assets (Consolidated)

		2008				2007
	Average annual depreciation rate - %
			Accumulated depreciation	Provision for loss
		Cost			Net	Net

Lands	-	192,477	-	(197)	192,280	179,594
Buildings	4	778,855	(315,481)	-	463,374	333,208
Leasehold improvements	6	224,072	(90,467)	-	133,605	123,059
Machinery and equipment	10	2,230,644	(799,972)	(1,591)	1,429,081	602,589
Light fuel/lubricant distribution equipment and facilities	10	911,228	(522,674)	-	388,554	301,358
LPG tanks and bottles	10	314,995	(188,114)	-	126,881	109,089
Vehicles	21	241,814	(176,235)	-	65,579	56,539
Furniture and utensils	10	70,156	(39,598)	-	30,558	26,620
Construction in progress	-	184,019	-	-	184,019	490,716
Advances to suppliers	-	76,085	-	-	76,085	78,567
Imports in progress	-	3,432	-	-	3,432	1,964
Computer equipment	20	158,482	(120,442)	-	38,040	28,146
Others	-	8	-	-	8	2,094
		5,386,267	(2,252,983)	(1,788)	3,131,496	2,333,543

Movements in the provision for losses on fixed assets are as follows:

Balance for 2007	1,892
Write-offs	(104)

Balance for 2008	1,788

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of fixed assets relate basically to toll manufacturing of equipment for expansion of plants.

As permitted by Law 11638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the goods. As of December 31, 2008, the revaluation balance of fixed assets was R$ 22,824 (R$ 25,366 in 2007).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

14       Intangible assets (Consolidated)

		2008				2007
	Average annual amortization rate - %
		Cost	Accumulated amortization	Provision for losses	Net	Net

Goodwill	-	599,787	(103,046)	-	496,741	462,796
Software	20	196,255	(130,563)	-	65,692	47,117
Technology	20	18,140	(3,660)	-	14,480	15,277
Commercial property rights	3	16,334	(2,770)	-	13,564	14,113
Market rights	20	16,656	(13,045)	-	3,611	4,204
Others	10	1,765	(176)	(1,082)	507	482
		848,937	(253,260)	(1,082)	594,595	543,989

Movements in intangible assets in 2008 are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance at December 31, 2007	462,796	47,117	15,277	14,113	4,204	482	543,989
Consolidation of SERMA (see Note 2)	-	10,736	-	-	-	-	10,736
Additions	342,445	29,081	-	-	1,161	18	372,705
Write-offs	-	(147)	-	-	-	(2)	(149)
Amortization	(62,142)	(21,095)	(797)	(549)	(1,754)	(30)	(86,367)
Provision for losses	-	-	-	-	-	39	39
Deferred IRPJ/CSLL	(246,358)	-	-	-	-	-	(246,358)
Balance at December 31, 2008	496,741	65,692	14,480	13,564	3,611	507	594,595
Average annual amortization rate - %	-	20	20	3	20	10

In the income for the year, the amount of R$ 86,367 was recorded as amortization of intangible assets, of which R$ 81,977 was classified as expenses and the rest was allocated to production and service cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization ends, and the net remaining balance is tested for impairment annually.

The Company has the following balances of goodwill as of December 31, 2008, net of tax effects:

Goodwill on the acquisition of:
Ipiranga	276,724
União Terminais	211,089
Others	8,928
496,741

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Research & development expenses amounted to R$ 19,058 in the income for the year ended December 31, 2008 (R$ 23,467 in the income for 2007).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

15       Deferred charges (Consolidated)

		2008			2007
	Average annual amortization rate - %
		Cost	Accumulated amortization	Net	Net

Restructuring costs	26	25,911	(10,307)	15,604	26,200
Others	-	-	-	-	1,415
		25,911	(10,307)	15,604	27,615

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

16       Financing, debentures and finance lease - Consolidated

a.           Composition

Description	2008	2007	Index/Currency	Annual financial charges 2008 - %	Maturity

Foreign currency:
Notes in the foreign market (b)	577,365	436,737	US$	+7.2	2015
ACC/Prepayment of exports	184,240	135,266	US$	+3.6 to 9.0	<251 days
Notes in the foreign market (c)	140,322	106,226	US$	+9.0	2020
Syndicated loan (c)	139,976	106,333	US$ + LIBOR (vii)	+1.2	2011
Financial institutions	48,952	31,274	US$ + LIBOR (vii)	+1.1 to 2.1	2009 to 2011
BNDES	46,481	16,018	US$	+5.7 to 8.9	2010 to 2015
Financial institutions	19,758	23,004	MX$ + TIIE (i)	+1.0 to 2.0	2009 to 2014
Financial institutions	6,017	-	Bs (ii)	+19.0 to 28.0	2013
FINIMP - União Terminais/RPR	4,787	13,226	US$	+7.0 to 7.8	2009 to 2012
BNDES	3,485	5,999	UMBNDES (iii)	+6.7 to 9.2	2009 to 2011
Notes in the foreign market (d)	-	106,830	US$	+9.9	2008
Subtotal	1,171,383	980,913

Local currency:
Promissory notes (e)	1,203,823	-	CDI	+3.6	2009
Banco do Brasil	516,663	21,583	CDI	91.0 to 95.0	2009 to 2010
BNDES	401,830	256,012	TJLP (iv)	+1.5 to 4.8	2009 to 2018
Working capital loan - MaxFácil	108,373	102,218	CDI	100.0	2010
Banco do Nordeste do Brasil	103,519	103,558	FNE (vi)	8.5 to 10.0	2018
FINEP	60,447	61,572	TJLP (iv)	-2.0 to +5.0	2009 to 2014
FINAME	39,097	63,050	TJLP (iv)	+2.0 to 5.1	2009 to 2013
Working capital loan - União Terminais/RPR	37,223	-	CDI	105.0 to 130.0	2009 to 2010
Postfixed finance lease (g)	24,422	-	CDI	+0.3 to 1.6	2009 to 2011
Prefixed finance lease (g)	1,025	-	$R	+13.0 to 15.5	2010 to 2013
Others	4,117	297	CDI	+0.3 to 0.5	2009 to 2011
BNDES	-	2,515	IGP-M (v)	+6.5	2008
Debentures	-	1,218,679	CDI	102.5	2008
Debentures	-	359,388	CDI	103.8	2011
Subtotal	2,500,539	2,188,872

Total of financing, debentures and finance lease	3,671,922	3,169,785

Current	1,658,115	1,816,970

Non-current	2,013,807	1,352,815

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(i)         MX$ = Mexican peso; TIIE = Mexican interbank balance interest rate.

(ii)        Bs = Venezuelan Bolivar.

(iii)       UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2008, 93% of this composition reflected the U.S. dollar.

(iv)       TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES.

(v)        IGP-M = General Market Price Index, calculated by Fundação Getúlio Vargas.

(vi)       FNE = Northeast Constitutional Financing Fund.

(vii)      LIBOR = London Interbank Offered Rate.

The long-term amounts break down as follows by year of maturity:

	2008	2007

From 1 to 2 years	751,336	281,443
From 2 to 3 years	263,327	203,103
From 3 to 4 years	105,647	181,217
From 4 to 5 years	78,739	54,768
More than 5 years	814,758	632,284
	2,013,807	1,352,815

As provided in Resolution CVM 556/08, transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, and the effective interest rate of each fund raised was calculated. Such changes had no significant effect on the financial statements of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.           Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes in the foreign market (Original Notes), with maturity in 2005, and in June 2005 obtained the extension of the maturity of these notes for June 2020, with put/call option in June 2008, which was not exercised by the subsidiary and financial institutions. The next put/call option will be on June 2011.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired all the Original Notes issued by Companhia Ultragaz S.A. with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and financial charge of 5.05% p.a. In June 2008, the syndicated loan was renewed under the same conditions, but the financial charges have been changed to LIBOR + 1.25% p.a. The syndicated loan is secured by the Company and Oxiteno S.A. Indústria e Comércio.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes issued by Companhia Ultragaz S.A. to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (the Linked Notes), as described in Note 5, thus obtaining an additional return on this investment. The transaction matures in 2020, and both the subsidiary and the financial institution may prepay it. In case of insolvency of the financial institution, Companhia Ultragaz S.A. would have to settle the Original Notes, but Oxiteno Overeseas Corp. would continue to be the creditor of the Linked Notes.

d.           Notes in the foreign market

In August 2003, the subsidiary CBPI issued US$ 135 million in notes in the foreign market. In August 2005, when the interest was increased from 7.875% p.a. to 9.875% p.a., a portion of the redemption options was exercised for these notes, in the amount of US$ 1.3 million or R$ 3.1 million. In the fiscal year of 2006, there was a partial redemption in the amount of US$ 79.6 million or R$ 164.9 million. In July 2008, these notes matured and were consequently settled.

e.           Promissory Notes

In December 2008, the Company prepaid the first issuance of 120 Commercial Promissory Notes in the amount of R$ 1,200,000 and issued 120 new registered Commercial Promissory Notes in the amount of R$ 1,200,000, with the following characteristics:

Face value of each:	R$ 10,000,000.00
Final maturity:	December 18, 2009
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.60% p.a.
Payment of interest:	Lump sum at final maturity

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

f.           Collateral

A portion of the financing is secured by liens on fixed assets and shares of investees, in addition to promissory notes and guarantees provided by the Company and its subsidiaries, as shown on the table below:

	2008	2007

Portion of the financing secured by:
Fixed assets	66,680	63,017
Shares of affiliates and guarantees of minority shareholders	-	2,514

	66,680	65,531

The other loans are secured by guarantees issued by the Company and by the future export flow of its subsidiaries. The Company is responsible for guarantees and sureties provided to subsidiaries in the amount of R$ 1,440,451 as of December 31, 2008 (R$ 986,174 in 2007).

Some subsidiaries issued collaterals to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, the subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 18,786 as of December 31, 2008 (R$ 21,609 in 2007), with maturities of up to 212 days. As of December 31, 2008, the Company and its subsidiaries did not have losses or recorded any liabilities in connection with these collaterals.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of December 31, 2008, there was no event of default of the debts of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.           Finance leases

The subsidiaries CBPI, Serma, and Tequimar have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair price on the date of option, and Management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the fixed assets, net of depreciation, and of the liabilities corresponding to such equipment, recorded in the financial statements as of December 31, 2008, are shown below:

	Fuel distribution equipment	Computer equipment and vehicles

Fixed assets net of depreciation	25,407	3,670

Financing	23,303	2,144

Current	11,335	1,246
Non-current	11,968	898
The future disbursements (installments), assumed under these contracts, total approximately:

	Fuel distribution equipment	Computer equipment and vehicles

Up to 1 year	11,642	1,367
More than 1 year	12,239	1,107

	23,881	2,474

The above installments include the amounts of ISS payable on the monthly installments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

17       Shareholders’ equity

a.           Share capital

The Company is a publicly traded company listed on the São Paulo and New York Stock Exchanges, with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of December 31, 2008, 13,445,233 preferred shares were outstanding abroad in the form of American Depositary Receipts (ADRs).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company, granted tag-along rights under a shareholders’ agreement, which gives non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.           Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997.

During 2008, 1,759,100 preferred shares were acquired at an average cost of R$ 59.70 per share, under the stock repurchase program approved at the Board of Directors’ Meeting held on August 2, 2006 and extended at the Board of Directors’ Meeting held on August 8, 2007.

As of December 31, 2008, the financial statements of the parent company totaled 2,201,272 preferred shares and 6,617 common shares held in treasury, acquired at an average cost of R$ 57.79 and R$ 19.30 per share, respectively. In the consolidated financial statements, 2,592,247 preferred shares and 6,617 common shares are held in treasury, acquired at an average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The price of preferred shares issued by the Company as of December 31, 2008 on BM&FBovespa was R$ 50.82.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.           Capital reserve

The capital reserve reflects the premium of the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 41.55 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

d.           Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e.           Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve, and in 2008, the portion of initial adjustments to Law 11638/07 and MP 449/08.

f.           Unrealized profits reserve

Formed in accordance with Article 197 of the Brazilian Corporate Law, based on the equity in income of affiliates earned by the Company. Its realization normally occurs upon receipt of dividends, disposal and write-off of investments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.           Dividends and allocation of net income for the year in the parent company

The shareholders are entitled under the Bylaws to a minimum annual dividend of 50% of the adjusted net income, calculated in accordance with the Brazilian Corporate Law.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, are as follows:

2008

Net income for the year	390,269
Legal reserve	(19,513)
Retained earnings	(132,987)

Dividends payable	237,769

Interim dividends (R$ 0.89 per share)	(119,006)

Proposed dividends payable (R$ 0.887031 per share)	(118,763)

h.           Reconciliation between parent company and consolidated shareholders’ equity

	2008	2007

Parent company shareholders’ equity	4,663,602	4,609,982
Treasury shares held by subsidiaries – net of realization	(11,475)	(6,391)
Capital reserve from sale of treasury shares to subsidiaries – net of realization	(2,051)	(2,806)

Consolidated shareholders’ equity	4,650,076	4,600,785

i.           Valuation adjustment

The differences between the fair value and adjusted cost (i) of financial investments classified as available for sale and (ii) of financial instruments designated as a cash flow hedge are directly recognized in the shareholders’ equity as Valuation adjustment. Gains and losses recorded in the shareholders’ equity are included in income, in the case of prepayment.

 Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

j.           Cumulative translation adjustments

The change in exchange rates on foreign investments denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

18       Other income

a) Parent company

In 2008, other income relates to gain on corporate reorganization involving the subsidiaries Ultragaz Participações S.A., CBPI, and DPPI, as described in Note 4, which are eliminated in the equity in income of these subsidiaries, in accordance with Instruction CVM 319/99.

b) Consolidated

Other income is primarily composed of R$ 11,212 (revenue) (R$ 12,651 (revenue) in 2007) of proceeds from the sale of fixed assets, especially LPG bottles, land, vehicles, and tank wagons. They include the gain on the disposal of all interest held by the subsidiary Oxiteno S.A. Indústria e Comércio in Petroquímica União S.A., which occurred in 2008.

19       Segment information

The company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment operates the distribution of fuels and lubricants and related activities in the South and Southeast Regions of Brazil. The chemicals segment produces ethylene oxide and its derivatives, which are the raw materials for the textile, food, cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The main financial information on each segment of the Company can be stated as follows (excluding inter-segment transactions):

	2008						2007

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Others	Consolidated	Consolidated
Net revenue	3,336,818	1,926,126	237,364	22,676,369	91,306	28,267,983	19,921,305
Operating earnings before financial revenues (expenses), other revenues and equity in income of affiliates	87,872	154,204	7,299	515,710	(51,676)	713,409	486,162
Total assets	1,081,832	3,308,841	862,466	3,256,605	1,157,424	9,667,168	9,216,406

On the table above, the column “others” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in the Refining business.

20       Financial income (Consolidated)

	2008	2007

Financial revenues:
Interest on financial investments	232,100	145,063
Interest from customers	22,518	19,181
Other revenues	2,625	(914)

	257,243	163,330

Financial expenses:
Interest on financing	(304,106)	(97,278)
Interest on debentures	(22,087)	(123,892)
Interest on finance lease	(2,862)	-
Amortization of costs for issuance of bonds and securities	(610)	-
Bank charges	(21,108)	(18,700)
Monetary changes and changes in exchange rates, net of income from hedging instruments	(46,346)	10,579
PIS/COFINS/CPMF/IOF/other charges	(2,841)	(38,699)
Provisions updating and other expenses	(26,117)	(14,751)

	(426,077)	(282,741)

Financial income	(168,834)	(119,411)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

21       Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk
Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of December 31, 2008 and December 31, 2007:

Assets and liabilities in foreign currency

(Amounts in millions of Reais)	2008	2007

Assets in foreign currency
Financial investments in foreign currency	565.3	633.3
Investments in foreign subsidiaries	111.9	55.9
Foreign trade receivables, net of advances on export contract and provision for loss	52.0	35.1
Foreign currency cash and cash equivalents	9.7	8.0
Others (1)	89.1	-
	828.0	732.3

Liabilities in foreign currency
Financing in foreign currency	1,171.4	980.9
Accounts payable for imports, net of advances to foreign suppliers	10.0	14.5
	1,181.4	995.4

Currency hedging instruments (2)	242.0	221.5

Net asset (liability) position	(111.4)	(41.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(1)	Deposit made to Chevron for the acquisition of Texaco in Brazil, as described in Note 4.
(2)	Measured at fair value in 2008 and notional value plus interest earned in 2007.

Based on the net liability position of R$ 111.4 million in foreign currency shown above, we estimate that a 10% devaluation of the Real would produce a financial expense of R$ 11.1 million.

Interest rate risk
The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for Interbank Certificate of Deposit (CDI), as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, promissory notes and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2008, the Company and its subsidiaries did not have derivative financial instruments for interest rate risk management linked to domestic loans.

Credit risks
The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. A Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained, as of December 31, 2008, R$ 2,263 (R$ 2,197 in 2007), the subsidiaries Bahiana Distribuidora de Gás Ltda. and Companhia Ultragaz S.A. maintained, R$ 9,007 (R$ 16,735 in 2007), Ipiranga/Refining maintained, R$ 46,960 (R$ 42,735 in 2007), and the subsidiaries of Ultracargo Operações Logísticas e Participações Ltda. maintained, R$ 1,548 (R$ 313 in 2007) as a provision for potential loss on their accounts and assets receivables.

Selection and use of financial instruments
In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note 21 and, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note 21, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

	Counterparty	Maturity	Initial notional amount *		Fair value		Amounts payable or receivable for the period (Dec. 31, 2008)
			2008	2007	2008	2007	Amount receivable	Amount payable

Swap contracts

a –Exchange rate swaps receivable in U.S. dollars	Bradesco,
Receivables in U.S. dollars	Citibank,		123.5	170.0	291.6	316.4	291.6	-
Payables in CDI interest rate	Goldman	Jan 2009 to	123.5	156.0	236.4	380.6	-	236.4
Payables in Mexican pesos	Sachs, HSBC, Itaú,	Jun 2011	-	14.0	-	25.1	-	-
Total result	Santander/Real, UBS Pactual		-	-	55.2	(89.3)	291.6	236.4

b – Exchange rate swaps payable in U.S. dollars
Payables in CDI interest rates	Bradesco, HSBC, Itaú	Jan 2009 to	18.3	41.3	44.1	74.5	44.1	-
Receivables in U.S. dollars	Santander /Real	Mar 2009	18.3	41.3	42.9	73.1	-	42.9
Total result			-	-	1.2	1.4	44.1	42.9

c - Interest rate swaps
Receivables in LIBOR interest rate in U.S. dollars			60.0	-	133.8	-	133.8	-
Payables in fixed interest rate in U.S. dollars	Itaú	Jun 2011	60.0	-	140.5	-	-	140.5
Total result			-	-	(6.7)	-	133.8	140.5

Total gross result			-	-	49.7	(87.9)	469.5	419.8
Income tax			-	-	(11.8)	(0.3)	(11.8)	-
Total net result			-	-	37.9	(88.2)	457.7	419.8

* In USD millions

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of December 31, 2008 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of December 31, 2008, the Company and its subsidiaries had outstanding swap contracts totaling US$ 123.5 million in notional amount, with an asset position at US$ + 5.19 p.a. and liability position at 98.55% of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comercial equal to the exchange rate of the cost of their raw materials. As of December 31, 2008, these swap contracts totaled US$ 18.3 million and, on average, had an asset position at 59.78% of CDI and liability position at US$ + 0.0% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of December 31, 2008, the subsidiary Oxiteno Overseas Corp. had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Fair value of financial instruments
The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2008 and December 31, 2007 are stated below:

	Fair value and currying value of financial instruments

	2008		2007
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	164,351	164,351	203,057	203,057
Currency and interest hedging instruments	37,913	37,913	(84,801)	(88,244)
Financial investments	1,931,356	1,931,356	1,625,492	1,645,359

	2,133,620	2,133,620	1,743,748	1,760,172

Financial liabilities:
Financing	3,646,475	3,601,195	1,591,718	1,616,399
Debentures	-	-	1,578,067	1,578,623
Finance lease	25,447	25,447	-	-

	3,671,922	3,626,642	3,169,785	3,195,022

Investments:
Permanent investments in other companies	3,094	3,094	34,117	47,411

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which correspond to their fair value.
•
Financial investments in CDBs and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2008 and December 31, 2007. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

•
In 2007, the fair value of permanent investments in other companies, represented by the shares of Petroquímica União S.A. disposed of in 2008, was calculated based on the price of such shares quoted on BM&FBovespa.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Sensitivity analysis
The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, Management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by dollar futures contracts quoted on BM&FBovespa as of December 31, 2008. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.8 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 31, 2008, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2008 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) Dollar / Real swaps	Dollar	55,861	223,884	627,009
(2) Debts in dollars	appreciation	(55,853)	(223,852)	(626,920)
(1)+(2)	Net Effect	8	32	89

Currency swaps payable in U.S. dollars
(3) Real / Dollar swaps	Dollar	(8,493)	(34,041)	(95,334)
(4) Gross margin of Oxiteno	devaluation	8,487	34,014	95,260
(3)+(4)	Net Effect	(6)	(27)	(74)

For the sensitivity analysis of the interest rate hedging instrument, the Company used the future LIBOR curve (BBA – British Banker’s Association) as of December 31, 2008 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios, Management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on December 31, 2008. The result is stated on the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in dollars)
(1) LIBOR / fixed rate swap	Increase in	(2,430)	(1,199)	32
(2) LIBOR Debt	LIBOR	2,441	1,204	(32)
(1)+(2)	Net Effect	11	5	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

22       Contingencies and commitments (Consolidated)

a.           Civil, tax and labor proceedings

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio and Empresa Carioca de Produtos Químicos S.A. are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of the Federal Supreme Court (STF) in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, Management of the subsidiaries did not deem it necessary to record a provision as of December 31, 2008.

Subsidiary Companhia Ultragaz S.A. is facing an administrative case pending before the Administrative Council for Economic Defense (CADE) for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Companhia Ultragaz S.A. imposing a penalty of 1% of the annual gross revenue for 2001 (which was R$ 1,475 million), excluding taxes and adjusted by IPCA-e. This administrative decision has not yet become final and can still be appealed administratively. If the adverse decision is administratively upheld, then its execution may be stayed and the merits reconsidered in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s Management did not record a provision.

Subsidiary Companhia Ultragaz S.A. is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 62 actions decided to date, 61 were favorable, of which 25 are already shelved; only 1 was adverse in the second instance, which can still be appealed, and if such decision is upheld, the value is R$ 17. There are 3 actions yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 16,524. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. In the first half of 2007, the Company and its subsidiaries reversed previously recorded accruals in the amount of R$ 12,759, net of attorney’s fees. The Company has other subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 32,801, net of attorney’s fees.

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio and Oxiteno S.A. Indústria e Comércio filed, on September 16 and October 1, 2008, respectively, lawsuits to obtain preliminary injunctions to exclude export revenues from the tax base for Social Contribution on Profit; such preliminary injunctions were denied, and the subsidiaries await the outcome of the appeals lodged.

Subsidiary Utingás Armazenadora S.A. is defending itself against notices of assessment of Service Tax (ISS) issued by the Municipal Government of Santo André. The position of the subsidiary’s legal counsel is that the risk is low since a significant portion of the administrative decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovided for contingency, adjusted as of December 31, 2008, is R$ 46,916 (R$ 42,861 in 2007).

On October 7, 2005, the subsidiaries Companhia Ultragraz S.A. and Bahiana Distribuidora de Gás Ltda. filed for and obtained an injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 117,679 as of December 31, 2008 (R$ 81,207 in 2007) and have recorded a corresponding liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiaries Companhia Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar, Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda. have filed actions with a motion for injunction seeking full and immediate utilization of the supplementary monetary  adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91) and maintain a provision of R$ 14,575 (R$ 13,571 in 2007) to cover any contingencies if they lose such actions.

On December 29, 2006, the subsidiaries Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda. filed for an injuction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A. Indústria e Comércio obtained an injuction and is paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 24,255 (R$ 10,655 in 2007). The other subsidiaries did not obtain an injunction and are awaiting the outcome of an appeal lodged with Tribunal Regional Federal (TRF) for the 3rd Region. On August 19, 2008, the subsidiaries Companhia Brasileira de Petróleo Ipiranga, Refinaria de Petróleo Riograndense S.A., Tropical Transportes Ipiranga Ltda. and Empresa Carioca de Produtos Químicos S.A. also filed for injuctions seeking the same benefit, and are awaiting the judgment of these lawsuits.

The Company and some of its subsidiaries have filed actions with a motion for injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (SFT) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,804 (R$ 6,624  in 2007).

In 2007, based on recent jurisprudence, the position of its legal counsel, and the increase in the amounts involved in transactions, the Company and its subsidiaries began to record a provision for PIS and COFINS on credits of interest on capital. The total amount accrued as of December 31, 2008 is R$ 21,943 (R$ 20,665 in 2007).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Regarding Ipiranga/Refining, the main additional contingencies provided for, relate to: (i) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 7,256; (b) requirement for the reversal of ICMS credits, in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Convention 66/88, which allowed maintenance of credits and was suspended by an injunction issued by the STF, R$ 28,367; (c) assessments for deduction of unconditional discounts from the tax base for ICMS due to tax substitution, in the State of Minas Gerais, R$ 16,268; (d) litigation on clauses of contracts with customers; and (e) claims made by former employees and subcontractors on salary allowances.

The main tax contingences of Ipiranga/Refining that were considered to pose a possible risk of loss relate to ICMS and total R$ 147,627, and based on this position, have not been provided for in the financial statements, consisting primarily of: (a) requirement for the reversal of credits resulting from excess taxation on acquisition of products in the petroleum refinery under the tax substitution regime; (b) requirement for the ICMS on acquisition of basic oils; (c) assessments in the State of Rio de Janeiro requiring reversal of ICMS credits on interstate outflows made under Article 33 of ICMS Convention 66/88, which allowed maintenance of credits and was suspended by an injunction issued by the STF; (d) requirement for the reversal of presumed credit on interstate transfers of hydrated fuel ethanol in the State of Santa Catarina; (e) notices of assessment issued in Minas Gerais for alleged miscalculation of the tax base for ICMS, since the amount of the tax itself on interstate transactions with petroleum byproducts to end consumer was not included in such tax base; and (f) notice of assessment regarding transactions for return of anhydrous ethanol loan.

In addition, the subsidiary CBPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The amount of the unprovided for contingency, adjusted as of December 31, 2008, is R$ 40,430 (R$ 31,186 in 2007).

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk, and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the financial statements due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Movements in provisions, net of amounts in escrow, are as follows:

Provisions	Balance in 2007	Additions	Write-offs	Adjustments	Balance in 2008

IRPJ and CSLL	105,605	26,899	(171)	11,324	143,657
PIS and COFINS	33,570	12,148	(535)	3,595	48,778
ICMS	61,103	293	(865)	2,156	62,687
INSS	2,355	5,931	(746)	561	8,101
Civil litigation	4,505	11	(595)	28	3,949
Labor litigation	13,838	65	(2,551)	18	11,370
Others	2,035	2,871	-	726	5,632
(-) Amounts in escrow	(96,157)	(41,183)	1,093	(11,876)	(148,123)

Total	126,854	7,035	(4,370)	6,532	136,051

b.           Contracts

Subsidiary Terminal Químico de Aratu S.A. – Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement of 1,000,000 tons per year in Aratu by 2022 and 250,000 tons per year in Suape effective through 2027. If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of December 31, 2008, such charges were R$ 4.93 and R$ 3.97 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply agreement with Braskem S.A. setting a minimum value for annual consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand in the fiscal years ended December 2008 and 2007, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall.

	Minimum purchase commitment			Accumulated demand (actual)

	2008		2007	2008	2007

In tons of ethylene	173,005	(*)	180,000	173,049	197,242

(*) Adjusted for the maintenance stoppages carried out by Braskem in the period.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

On August 1, 2008, the subsidiary Oxiteno S.A. Indústria e Comércio signed an Ethylene Supply Agreement with Petroquímica União S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

c.           Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except Refining, which maintains its own insurance. The maximum compensation value, including Loss of Profits, based on the risk analysis of maximum loss possible at a certain site is US$ 852 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by Management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

 Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.           Operating lease contracts

The subsidiaries Tropical, Sociedade Brasileira de Participações and Serma have operating lease contracts for the use of fuel transportation equipment (trucks) and computer equipment.

These contracts have terms between 12 and 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and Management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

2008

Up to 1 year	739
More than 1 year	742
1,481

The total payments of operating lease recognized as expenses for the period was R$ 2,219 in 2008.

 Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

23       Employee benefits and private pension plan (Consolidated)

a.           ULTRAPREV- Associação de Previdência Complementar

In August 2001, the Company and its subsidiaries (except subsidiaries acquired from the Ipiranga Group) began to offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of December 31, 2008, the Company and its subsidiaries contributed R$ 5,421 (R$ 3,469 in 2007) to Ultraprev, which amount is recorded as expense in the income statement for the year. The total number of employees participating in the plan as of December 31, 2008 was 7,153 active participants and 19 retired participants. In addition, Ultraprev had 1 active participant and 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

In September 2008, participation of the companies EMCA, DPPI, CBPI and their subsidiaries in the Ultraprev plan was approved. Thus, from that date, the companies started to make contributions to Ultraprev and requested the removal of sponsorship from Fundação Francisco Martins Bastos.

b.           Post-employment benefits

Ipiranga/Refining recognized a provision for post-employment benefits related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees (“fringe benefits”)

Ipiranga/Refining’s net liabilities for such benefits recorded as of December 31, 2008 are R$ 86,490 (R$ 93,932 in 2007), of which R$ 8,768 (R$ 8,768 in 2007) are recorded as current liabilities and R$ 77,722 (R$ 85,164 in 2007) as long-term liabilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 371/2000.

Significant actuarial assumptions adopted include:

Economic Factors

•           Discount rate for the actuarial obligation at present value - 10.24% per annum
•           Expected long-term rate of return on assets - 10.24% per annum
•           Average projected salary growth rate - 6.08% per annum
•           Inflation rate (long term) - 4.0% per annum
•           Growth rate of medical services - 8.16% per annum

Demographic factors

•           Mortality Table - AT 1983 Basic decreased by 10% (*)
•           Disabled Mortality Table - RRB 1983
•           Disability Table - RRB 1944 modified
•           Inflation rate (long term) - 4.0% per annum
•           Growth rate of medical services - 8.16% per annum

(*) CSO-80 mortality table was used for the life insurance benefit.

24	Subsequent event

On March 6, 2009, subsidiary CBPI contracted a bank credit note with Caixa Econômica Federal - CEF, in the total amount of R$ 500,000,000.00 (five hundred million of Reais), with a cost of 120% of CDI, for the period of 36 (thirty and six) months, with prepayment without penalty, and no principal amortization in the first 24 (twenty and four) months, during which  quarterly interests payments apply, and with monthly amortization of principal and interests in the last 12 (twelve) months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 12, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(2008 Financial Statements)